UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2026

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

cosan

Condensed Interim Financial Statements - (a free translation from the original prepared in Portuguese)

June 30, 2026

1

2

Report on review of parent company and consolidated condensed interim financial statements

To the Board of Directors and Stockholders

Cosan S.A.

Introduction

We have reviewed the accompanying interim statement of financial position of Cosan S.A. ("Company") as at June 30, 2026 and the related statements of profit or loss and comprehensive income for the quarter and six-month periods then ended, and the statements of changes in equity and cash flows for the six-month period then ended, as well as the accompanying consolidated interim statement of financial position of the Company and its subsidiaries ("Consolidated") as at June 30, 2026 and the related consolidated statements of profit or loss and comprehensive income for the quarter and six-month periods then ended, and the consolidated statements of changes in equity and cash flows for the six-month period then ended, and explanatory notes.

The executive board is responsible for the preparation and presentation of these parent company and consolidated condensed interim financial statements in accordance with accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and International Accounting Standard (IAS) 34 - Interim Financial Reporting, of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these condensed interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company and consolidated condensed interim financial statements referred to above are not prepared, in all material respects, in accordance with CPC 21 and IAS 34.

3

Other matters - Condensed statements of value added

The condensed interim financial statements referred to above include the parent company and consolidated statements of value added for the six-month period ended June 30, 2026. These statements are the responsibility of the Company's executive board and are presented as supplementary information under IAS 34. These statements have been subjected to review procedures performed together with the review of the condensed interim financial statements for the purpose of concluding whether they are reconciled with the condensed interim financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that these condensed statements of value added have not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and consistent with the parent company and consolidated condensed interim financial statements taken as a whole.

São Paulo, August 14, 2026

PricewaterhouseCoopers

Auditores Independentes Ltda.

CRC 2SP000160/O-5

Alessandro Marchesino de Oliveira

Contador CRC 1SP265450/O-8

4

Interim statement of financial position
(In thousands of Brazilian reais - R$)

		Parent Company		Consolidated
	Note	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
Assets
Cash and cash equivalents	5.1	4,349,130	15,383,305	13,357,975	27,243,683
Restricted cash		—	—	37,362	45,781
Marketable securities		2,679,895	23,211	5,490,667	2,588,411
Trade receivables		—	—	4,424,619	3,520,278
Derivative financial instruments	5.3	—	72,145	90,485	310,981
Inventories		—	—	2,330,138	1,969,258
Receivables from related parties	5.4	138,560	117,836	228,890	199,549
Income tax receivable		778,336	709,042	1,326,479	1,166,622
Other current tax receivable		5,279	5,278	890,302	1,022,881
Dividend receivable		264,428	87,224	51,664	35,410
Sectorial financial assets		—	—	534,362	338,332
Other financial assets		—	—	—	612
Other current assets	2.1.1	85,259	74,506	514,299	993,667
		8,300,887	16,472,547	29,277,242	39,435,465
Non-current assets held for sale	2.1.7	299,105	531,734	2,269,168	652,168
Current assets		8,599,992	17,004,281	31,546,410	40,087,633
Trade receivables		—	—	151,056	148,885
Marketable securities		—	307,177	64,394	404,182
Restricted cash		33	186	193,707	182,987
Deferred tax assets	8	616,539	1,378,628	2,956,136	3,703,864
Receivables from related parties	5.4	110,343	102,476	2,710	20,348
Income tax receivable		—	—	264,368	195,821
Other non-current tax receivable		36,279	35,278	2,218,150	1,815,830
Judicial deposits	9	348,705	351,904	1,108,470	1,072,982
Derivative financial instruments	5.3	13,782	134,239	1,852,137	1,956,127
Sectorial financial assets		—	—	400,427	390,622
Other non-current assets		124,314	128,894	1,196,568	919,706
Other financial assets		—	—	339	5,193
Investment in associates	6.1	16,356,004	16,573,858	1,744,577	1,721,308
Investment in joint ventures		11,727	11,509	57,527	60,356
Property, plant and equipment	7.1	29,525	30,303	29,129,800	26,795,725
Intangible assets and goodwill	7.2	10,345	11,715	26,618,053	26,706,626
Contract assets		—	—	1,094,715	1,044,613
Right-of-use assets		9,228	12,649	9,835,027	9,662,929
Investment property		—	—	16,259,761	18,221,781
Non-current assets		17,666,824	19,078,816	95,147,922	95,029,885
Total assets		26,266,816	36,083,097	126,694,332	135,117,518

The accompanying notes are an integral part of the condensed interim individual and consolidated financial statements.

Interim statement of financial position

5

Interim statement of financial position
(In thousands of Brazilian reais - R$)

		Parent Company		Consolidated
	Note	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
Liabilities
Loans, borrowings and debentures	5.2	454,977	481,367	4,942,779	3,918,720
Leases		8,746	9,935	1,002,337	982,991
Derivative financial instruments	5.3	—	369,813	1,569,511	1,909,404
Trade payables	5.5	1,877	870	4,100,978	4,078,511
Employee benefits payables		29,051	43,695	623,429	771,618
Income tax payables		5,403	15,369	187,963	153,310
Other taxes payable		21,476	34,951	554,940	525,208
Dividends payable		—	—	324,698	226,484
Concessions payable		—	—	197,128	189,076
Related party payables	5.4	210,562	233,562	324,515	320,916
Sectorial financial liabilities		—	—	87,702	96,719
Other financial liabilities	5	3,014,058	—	3,849,543	1,096,884
Other current liabilities		351,382	514,651	1,053,551	1,192,397
		4,097,532	1,704,213	18,819,074	15,462,238
Liabilities related to non-current assets held for sale		—	—	86,138	86,138
Current liabilities		4,097,532	1,704,213	18,905,212	15,548,376
Loans, borrowings and debentures	5.2	9,464,464	15,907,024	49,316,024	60,308,411
Leases		5,011	8,210	5,629,000	5,429,809
Put option liability on subsidiary shares	5.8	3,870,524	3,844,648	3,870,524	3,844,648
Derivative financial instruments	5.3	87,616	215,820	992,169	771,265
Trade payables	5.5	—	—	19,502	18,991
Employee benefits payables		—	—	21,734	23,406
Other taxes payable		155,521	149,367	211,013	176,702
Income tax payables		529	5,919	94,559	78,872
Provision for legal proceedings	9	257,243	295,175	2,098,444	2,058,122
Concessions payable		—	—	4,070,484	3,799,169
Investments with unsecured liabilities	6.1	318	371,318	—	—
Related party payables	5.4	3,307,029	5,397,919	31,927	1,166
Post-employment benefits		337	386	549,097	536,426
Deferred tax liabilities	8	—	—	6,355,846	6,125,221
Sectorial financial liabilities		—	—	2,240,573	2,168,542
Other financial liabilities	5	—	2,804,606	—	2,804,606
Other non-current liabilities		52,226	74,264	378,204	414,154
Non-current liabilities		17,200,818	29,074,656	75,879,100	88,559,510
Total liabilities		21,298,350	30,778,869	94,784,312	104,107,886
Shareholders’ equity	10
Share capital		10,282,739	10,282,739	10,282,739	10,282,739
Treasury shares		(128,825)	(76,150)	(128,825)	(76,150)
Additional paid-in capital		5,797,446	4,194,210	5,797,446	4,194,210
Accumulated other comprehensive income		643,082	625,554	643,082	625,554
Retained losses		(11,625,976)	(9,722,125)	(11,625,976)	(9,722,125)
Equity attributable to owners of the Company		4,968,466	5,304,228	4,968,466	5,304,228
Non-controlling interests	6.2	—	—	26,941,554	25,705,404
Total shareholders' equity		4,968,466	5,304,228	31,910,020	31,009,632
Total liabilities and shareholders' equity		26,266,816	36,083,097	126,694,332	135,117,518

The accompanying notes are an integral part of the condensed interim individual and consolidated financial statements.

6

Interim statement of profit or loss

(In thousands of Brazilian reais- R$, excluding earnings per share)

		Parent Company				Consolidated
		Period of three months ended June 30,		Period of six months ended June 30,		Period of three months ended June 30,		Period of six months ended June 30,
	Note	2026	2025	2026	2025	2026	2025	2026	2025
Net sales	12	—	—	—	—	10,775,931	10,477,652	19,804,731	20,140,253
Costof sales	13	—	—	—	—	(6,747,101)	(6,881,505)	(12,700,120)	(13,673,411)
Gross profit		—	—	—	—	4,028,830	3,596,147	7,104,611	6,466,842
Selling expenses	13	—	—	—	—	(488,712)	(457,529)	(932,526)	(897,585)
General and administrative expenses	13	(40,718)	(77,614)	(86,657)	(135,551)	(650,265)	(643,624)	(1,197,676)	(1,178,656)
Other operating income (expenses), net	14	(13,937)	(7,925)	(47,336)	166,001	7,510	488,794	242,459	1,012,924
Impairment	14	(233,000)	—	(233,000)	—	(401,383)	(397,531)	(569,487)	(683,139)
Operating expenses		(287,655)	(85,539)	(366,993)	30,450	(1,532,850)	(1,009,890)	(2,457,230)	(1,746,456)
(Loss) profit before equity in earnings of investees, finance results and income taxes		(287,655)	(85,539)	(366,993)	30,450	2,495,980	2,586,257	4,647,381	4,720,386
Share of profit (loss) of subsidiaries and associates	6.1	432,288	46,008	550,132	(447,229)	27,957	79,604	76,632	98,652
Share of profit (loss) of joint ventures		346	(92,880)	(687)	(221,073)	630	(828,449)	(3,732)	(1,967,495)
Equity in (losses) earnings of investees		432,634	(46,872)	549,445	(668,302)	28,587	(748,845)	72,900	(1,868,843)
Finance expense		(824,441)	(623,490)	(1,715,447)	(1,387,451)	(2,751,969)	(2,060,943)	(5,600,142)	(4,774,585)
Finance income		299,739	111,488	645,201	336,030	1,068,527	716,707	2,085,203	1,754,607
Foreign exchange, net		22,267	421,118	304,159	1,500,402	81,393	794,492	783,911	2,588,455
Net effect of derivatives		(31,681)	(562,976)	(555,394)	(1,726,075)	(249,601)	(1,253,143)	(1,483,529)	(3,274,360)
Finance results, net	15	(534,116)	(653,860)	(1,321,481)	(1,277,094)	(1,851,650)	(1,802,887)	(4,214,557)	(3,705,883)
Loss before income taxes		(389,137)	(786,271)	(1,139,029)	(1,914,946)	672,917	34,525	505,724	(854,340)
Income taxes	8
Current		(282)	—	(2,733)	—	(392,301)	(371,559)	(628,686)	(674,721)
Deferred		68,921	(159,771)	(762,089)	(818,990)	(93,866)	(231,063)	(1,035,265)	(974,436)
		68,639	(159,771)	(764,822)	(818,990)	(486,167)	(602,622)	(1,663,951)	(1,649,157)
Loss for the period net		(320,498)	(946,042)	(1,903,851)	(2,733,936)	186,750	(568,097)	(1,158,227)	(2,503,497)
Loss attributable to:
Owners of the Company		(320,498)	(946,042)	(1,903,851)	(2,733,936)	(320,498)	(946,042)	(1,903,851)	(2,733,936)
Non-controlling interests		—	—	—	—	507,248	377,945	745,624	230,439
		(320,498)	(946,042)	(1,903,851)	(2,733,936)	186,750	(568,097)	(1,158,227)	(2,503,497)
Loss per share	11
Basic						R$(0.08)	R$(0.51)	R$(0.48)	R$(1.47)
Diluted						R$(0.08)	R$(0.51)	R$(0.48)	R$(1.47)

The accompanying notes are an integral part of the condensed interim individual and consolidated financial statements.

7

Interim statements of comprehensive income

(In thousands of Brazilian reais - R$)

	Parent Company				Consolidated
	Period of three months ended June 30,		Period of six months ended June 30,		Period of three months ended June 30,		Period of six months ended June 30,
	2026	2025	2026	2025	2026	2025	2026	2025
(Loss) profit for the period	(320,498)	(946,042)	(1,903,851)	(2,733,936)	186,750	(568,097)	(1,158,227)	(2,503,497)
Other comprehensive income:
Items that are or may be reclassified subsequently to profit or loss (i):
Foreign currency translation differences	(6,889)	221,491	(71,426)	(69,205)	24,052	244,609	(97,507)	(45,589)
Gain (loss) on cash flows hedge	16,011	9,810	57,726	172,697	10,765	25,815	30,623	219,360
Income tax impact	—	—	—	—	(2,512)	(19,548)	(3,765)	(47,573)
	9,122	231,301	(13,700)	103,492	32,305	250,876	(70,649)	126,198
Items that will not be reclassified to profit or loss:
Remeasurement gain (loss) on defined benefit plans	20	13	35	(22,484)	356	(7,230)	389	(37,619)
Loss in fair value of financial liabilities designated at fair value through profit or loss attributable to changes in credit risk (i)	31,215	—	31,193	—	62,928	—	57,654	—
Income tax impact	—	(1)	—	8,498	(22,153)	7,022	(20,342)	24,024
	31,235	12	31,228	(13,986)	41,131	(208)	37,701	(13,595)
Total comprehensive (loss) profit for the period	(280,141)	(714,729)	(1,886,323)	(2,644,430)	260,186	(317,429)	(1,191,175)	(2,390,894)
Comprehensive (loss) profit attributable to:
Owners of the Company	(280,141)	(714,729)	(1,886,323)	(2,644,430)	(280,141)	(714,729)	(1,886,323)	(2,644,430)
Non-controlling interests	—	—	—	—	540,327	397,300	695,148	253,536
	(280,141)	(714,729)	(1,886,323)	(2,644,430)	260,186	(317,429)	(1,191,175)	(2,390,894)

The accompanying notes are an integral part of the condensed interim individual and consolidated financial statements.Interim statement of comprehensive income

(i)	For the Parent Company, the effects arise from the equity method of accounting for its subsidiaries.

8

Interim statements of changes in equity
(In thousands of Brazilian reais - R$)

			Capital reserve				Shareholders’ equity attributable to
	Share capital	Treasury shares	Corporate transactions - Law 6.404/76	Additional paid-in capital	Accumulated other comprehensive income	Accumulated losses	Controlling shareholders	Non-controlling shareholders	Total equity
Balance as at January 1, 2025	10,282,739	(76,150)	737	4,193,473	625,554	(9,722,125)	5,304,228	25,705,404	31,009,632
(Loss) profit for the period	—	—	—	—	—	(1,903,851)	(1,903,851)	745,624	(1,158,227)
Other comprehensive income
Gain from cash flow hedge	—	—	—	—	57,726	—	57,726	(30,868)	26,858
Foreign currency translation differences	—	—	—	—	(71,426)	—	(71,426)	(26,081)	(97,507)
Remeasurement gain on defined benefit plans, net of tax	—	—	—	—	35	—	35	354	389
Loss in fair value of financial liabilities designated at fair value through profit or loss attributable to changes in credit risk	—	—	—	—	31,193	—	31,193	6,119	37,312
Total comprehensive income (loss) for the period	—	—	—	—	17,528	(1,903,851)	(1,886,323)	695,148	(1,191,175)
Transactions with owners of the Company contributions and distributions:
Effect arising from capital increase in subsidiary	—	—	—	—	—	—	—	1,038	1,038
Own shares acquired (note 10 (a))	—	(84,272)	—	(13,755)	—	—	(98,027)	—	(98,027)
Share-based payments	—	31,597		(31,409)	—	—	188	—	188
Dividends	—	—	—	—	—	—	—	(231,514)	(231,514)
Employee share schemes - value of employee services	—	—	—	36,718	—	—	36,718	16,417	53,135
Total contributions and distributions	—	(52,675)	—	(8,446)	—	—	(61,121)	(214,059)	(275,180)
Transactions with owners of the Company:
Dividends distributed to non-controlling shareholders of subsidiaries (Note 6.1)	—	—	—	(1,365)	—	—	(1,365)	—	(1,365)
Effect recognized on reverse merger involving a subsidiary (Notes 6.1 and 8(b))	—	—	—	18,991	—	—	18,991	62,029	81,020
Sale of interest held in Compass to non-controlling shareholders (Note 6.1)	—	—	—	1,594,056	—	—	1,594,056	693,032	2,287,088
Total transactions with owners of the Company	—	—	—	1,611,682	—	—	1,611,682	755,061	2,366,743
Total transactions with owners of the Company contributions and distributions	—	(52,675)	—	1,603,236	—	—	1,550,561	541,002	2,091,563
Balance as at June 30, 2026	10,282,739	(128,825)	737	5,796,709	643,082	(11,625,976)	4,968,466	26,941,554	31,910,020

The explanatory notes are an integral part of the condensed, individual and consolidated interim financial statements.

9

Interim statements of changes in equity

(In thousands of Brazilian reais - R$)

			Capital reserve			Profit reserve			Shareholders’ equity attributable to
	Share capital	Treasury shares	Corporate transactions - Law 6.404/76	Additional paid-in capital	Accumulated other comprehensive income	Legal	Statutory reserve	Accumulated losses	Controlling shareholders	Non-controlling shareholders	Total equity
Balance as at January 1, 2024	8,832,544	(50,708)	737	2,205,141	565,855	58,802	8,715,188	(9,423,795)	10,903,764	28,494,598	39,398,362
Loss (profit) for the period	—	—	—	—	—	—	—	(2,733,936)	(2,733,936)	230,439	(2,503,497)
Other comprehensive income
Loss from cash flow hedge	—	—	—	—	172,697	—	—	—	172,697	(910)	171,787
Foreign currency translation differences	—	—	—	—	(69,205)	—	—	—	(69,205)	23,616	(45,589)
Remeasurement loss on defined benefit plans, net of tax	—	—	—	—	(13,986)	—	—	—	(13,986)	391	(13,595)
Total comprehensive income (loss) for the period	—	—	—	—	89,506	—	—	(2,733,936)	(2,644,430)	253,536	(2,390,894)
Transactions with owners of the Company:
Share-based payment	—	568	—	538	—	—	—	—	1,106	11,955	13,061
Dividends	—	—	—	—	—	—	—	—	—	(1,745,209)	(1,745,209)
Own shares acquired	—	(34,022)	—	—	—	—	—	—	(34,022)	—	(34,022)
Disposals of assets held for sale	(649,806)	—	—	—	—	(58,802)	(8,715,188)	9,423,796	—	—	—
Employee share schemes - value of employee services	—	—	—	29,289	—	—	—	—	29,289	3,133	32,422
Total contributions and distributions	(649,806)	(33,454)	—	29,827	—	(58,802)	(8,715,188)	9,423,796	(3,627)	(1,730,121)	(1,733,748)
Transactions with owners of the Company:
Change of shareholding interest in subsidiary	—	—	—	(975,563)	—	—	—	—	(975,563)	(1,193,741)	(2,169,304)
Capital reduction in subsidiary	—	—	—	(89,084)	—	—	—	—	(89,084)	89,084	—
Total transactions with owners of the Company	—	—	—	(1,064,647)	—	—	—	—	(1,064,647)	(1,104,657)	(2,169,304)
Total transactions with owners of the Company contributions and distributions	(649,806)	(33,454)	—	(1,034,820)	—	(58,802)	(8,715,188)	9,423,796	(1,068,274)	(2,834,778)	(3,903,052)
Balance as at June 30, 2025	8,182,738	(84,162)	737	1,170,321	655,361	—	—	(2,733,935)	7,191,060	25,913,356	33,104,416

The explanatory notes are an integral part of the condensed, individual, and consolidated interim financial statements.

10

Interim statement of cash flows

(In thousands of Brazilian reais - R$)

		Parent Company		Consolidated
		Period of six months ended June 30,
	Note	2026	2025	2026	2025
Cash flows from operating activities
Profit (loss) before income taxes		(1,139,029)	(1,914,946)	505,724	(854,340)
Adjustments for:
Depreciation and amortization	13	10,823	9,792	1,967,528	1,960,208
Impairment	14	233,000	—	569,487	683,139
Interest in earnings (losses) of subsidiaries and associates	6.1	(550,132)	447,229	(76,632)	(98,652)
Interest in earnings (losses) of joint ventures		687	221,073	3,732	1,967,495
Loss (gain) on disposed assets	14	—	—	(27,612)	35,612
Share-based payment	16	14,425	12,440	41,188	44,618
Fair value changes in investment properties		—	—	113,173	—
Provision for legal proceedings	14	11,478	53,921	89,297	143,507
Interest, derivatives, monetary and foreign exchange, net		1,676,886	1,506,757	5,119,676	4,629,865
Sectorial financial assets and liabilities, net		—	—	(173,212)	(1,418)
Provisions for employee benefits		20,180	24,674	235,681	212,337
Allowance for expected credit losses		—	—	13,333	31,220
Insurance claims		—	—	(3,574)	(491,427)
Income from finance investments		—	(9,143)	—	(9,143)
Previously recognized gain in other comprehensive income reclassified to profit		—	(206,388)	—	(206,388)
Other		238	110	(56,751)	52,672
		278,556	145,519	8,321,038	8,099,305
Variation in:
Trade receivable		—	—	(960,687)	(8,966)
Inventories		—	—	(419,918)	(261,788)
Other taxes, net		(98,898)	(21,451)	(575,176)	(450,651)
Income taxes paid		—	—	(441,506)	(594,738)
Related parties, net		(111,825)	(16,373)	(13,250)	(41,568)
Trade payables		1,013	(1,396)	161,311	(18,112)
Employee benefits		(34,824)	(46,255)	(359,764)	(417,779)
Provision for legal proceedings		(7,853)	2,124	(161,830)	(108,443)
Derivative financial instruments		—	—	(21,125)	(31,761)
Other financial liabilities		—	—	(5,830)	(243,766)
Judicial deposits		(87)	(7,576)	(30,131)	(22,392)
Post-employment benefit obligation		—	—	(22,260)	(20,193)
Other assets and liabilities, net		(61,121)	(34,980)	455,402	(220,565)
		(313,595)	(125,907)	(2,394,764)	(2,440,722)

Net cash generated from (used in) operating activities		(35,039)	19,612	5,926,274	5,658,583

Cash flows from investing activities
Capital contribution to associates	6.1	(815,498)	(333,892)	—	—
Capital reduction in subsidiaries		—	1,013,760	—	11,000
Cost of acquiring new business, net of cash acquired		—	—	(175,032)	—
Sale (purchase) of marketable securities, net		(2,271,614)	349,576	(2,312,548)	665,309

11

Interim statement of cash flows

(In thousands of Brazilian reais - R$)

		Parent Company		Consolidated
		Period of six months ended June 30,
	Note	2026	2025	2026	2025
Cash flows from operating activities
Profit (loss) before income taxes		(1,139,029)	(1,914,946)	505,724	(854,340)
Adjustments for:
Restricted cash		153	(188)	(3,928)	(50,078)
Dividends received from subsidiaries and associates		123,029	592,906	53,289	49,544
Dividends received from joint venture		—	5,184	—	45,640
Dividends received from finance investment		8,974	87,608	8,974	87,608
Other financial assets		—	(148)	(742)	45
Cash in the incorporation operation		—	10,089	140	—
Acquisition of property, plant and equipment, intangible and contract assets		(5,285)	(8,035)	(4,402,276)	(4,210,158)
Proceeds from the sale of investments		—	8,911,587	—	8,911,587
Related parties		—	25,592	—	25,592
Operation discontinued		—	—	—	7,425
Acquisition of subsidiary		—	—	(42,754)	(213,086)
Receipt of derivative financial instruments, except debt		—	1,021	—	1,021
Payment of derivative financial instruments, except debt		(282,637)	(1,006,973)	(282,637)	(1,006,973)
Cash received on the sale of fixed assets and intangible assets		—	—	36,672	4,250
Net cash generated from (used in) investing activities		(3,242,878)	9,648,087	(7,120,842)	4,328,726

Cash flows from financing activities
Proceeds from loans, borrowings and debentures	5.2	—	2,427,312	2,935,764	7,914,651
Principal repayment of loans, borrowings and debentures	5.2	(6,377,012)	(7,148,782)	(11,977,560)	(13,410,998)
Payment of interest on loans, borrowings and debentures	5.2	(967,206)	(765,076)	(2,911,654)	(2,360,197)
Payment of derivatives financial instruments		(581,487)	(317,314)	(1,797,726)	(1,397,516)
Proceeds from derivative financial instruments		3,315	351,562	30,380	996,647
Principal repayment of leases		(4,440)	(3,832)	(314,555)	(297,476)
Payment of interest on leases		(879)	(1,335)	(190,949)	(183,557)
Capital reduction		—	—	1,038	—
Capital reduction		—	—	—	(486,240)
Related parties		(2,017,479)	(1,293,363)	—	—
Payments to redeem entity’s shares and acquisition of treasury shares	10 and 2.1.3	(270,533)	(34,022)	(270,533)	(34,022)
Proceeds from sale of treasury shares	10	172,506	—	172,506	—
Acquisition of non-controlling shareholders’ shares		—	(2,169,000)	—	(2,169,000)
Dividends paid		—	—	(159,710)	(1,331,630)
Dividends paid for preferred shares		—	—	(275,769)	(371,000)
Dividends paid for preferred shares		—	—	(428)	—
Gain on banking operations with derivatives		—	22,100	—	22,100
Proceeds from sale of ownership interests in subsidiaries	6.1 and 2.1.6	2,289,128	—	2,289,128	—
Net cash (used in) generated from financing activities		(7,754,087)	(8,931,750)	(12,470,068)	(13,108,238)

Increase (decrease) in cash and cash equivalents		(11,032,004)	735,949	(13,664,636)	(3,120,929)

Cash and cash equivalents at the beginning of the period		15,383,305	2,201,267	27,243,683	16,903,542
Effect of the foreign exchange rate changes		(2,171)	(5,902)	(221,072)	(254,724)
Cash and cash equivalents at the end of the period		4,349,130	2,931,314	13,357,975	13,527,889

12

Interim statement of cash flows

(In thousands of Brazilian reais - R$)

The explanatory notes are an integral part of the condensed, individual, and consolidated interim financial statements.

Non-cash transactions:

The Company presents its individual and consolidated Cash flows statements using the indirect method. During the six-month period ended June 30, 2026, the following transactions did not involve cash or cash equivalents and are therefore not reflected in the parent company's and consolidated Cash flows statements:

(i) Recognition of right-of-use assets as a counterpart to the lease liability, in the amount of R$ 495,127 (R$ 348,662 as of June 30, 2025), resulting from monetary adjustment based on contractual indices and the execution of new lease agreements.

(ii) Acquisition of tangible and intangible assets on a deferred payment basis, in the amount of R$ 550,938 (R$ 610,127 as of June 30, 2025).

Presentation of interest and dividends:

The Company classifies dividends and interest on equity received as Cash flows from investing activities. Dividends and interest on equity paid are classified as Cash flows from financing activities.

13

Interim value added statements

(In thousands of Brazilian reais - R$)

	Parent Company		Consolidated
	Period of six months ended June 30,
	2026	2025	2026	2025 Restated note 3.1)
Revenue
Net sales	—	—	22,123,501	22,419,784
Capitalization of assets constructed for own use	—	—	4,224,334	2,583,452
Other income, net	322	225,787	508,548	776,109
Impairment loss on trade receivables	—	—	(13,333)	(31,220)
	322	225,787	26,843,050	25,748,125
Inputs purchased from third parties
Cost of goods sold and services rendered	—	—	14,663,600	12,921,949
Materials, energy, third-party services and other	47,856	62,311	1,538,174	1,204,011
Impairment	233,000	—	569,487	683,139
	280,856	62,311	16,771,261	14,809,099

Gross value added	(280,534)	163,476	10,071,789	10,939,026

Retention
Depreciation and amortization	10,823	9,792	1,967,528	1,960,208
Net value added	(291,357)	153,684	8,104,261	8,978,818

Value added transferred in
Share of profit (loss) of subsidiaries and associates	550,132	(447,229)	76,632	98,652
Share of profit (loss) of joint ventures	(687)	(221,073)	(3,732)	(1,967,495)
Finance income	949,360	1,836,432	2,554,256	4,343,062
	1,498,805	1,168,130	2,627,156	2,474,219

Value added to be distributed	1,207,448	1,321,814	10,731,417	11,453,037

Distribution of value added
Personnel and payroll charges	53,235	99,625	1,815,767	1,735,686
Direct remuneration	46,978	86,863	1,585,360	1,485,112
Benefits	5,767	8,642	168,187	195,284
FGTS and other	490	4,120	62,220	55,290

Taxes, fees and contributions	787,222	842,601	2,751,104	4,005,304
Federal	784,347	835,340	1,607,750	2,444,576
State	—	1	1,049,616	1,447,482
Municipal	2,875	7,260	93,738	113,246

Financial expenses and rents	2,270,842	3,113,524	7,322,773	8,215,544
Interest and foreign exchange variation	2,145,907	2,995,987	6,806,142	7,742,172
Rents	9	—	102,983	63,823
Other	124,926	117,537	413,648	409,549

Equity remuneration	(1,903,851)	(2,733,936)	(1,158,227)	(2,503,497)
Proposed dividends	—	—	231,514	—
Non-controlling interests	—	—	745,624	230,439
Loss for the year	(1,903,851)	(2,733,936)	(2,135,365)	(2,733,936)

The explanatory notes are an integral part of the condensed, individual and consolidated interim financial statements.  Interim value added statement

14

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, unless otherwise indicated)

1 Operational context

Cosan S.A. ("Cosan" or "the Company") is a publicly held Brazilian corporation listed on the Novo Mercado, the highest corporate governance tier of B3 S.A. — Brasil Bolsa Balcão ("B3"), under the trading symbol "CSAN3." The Company's American Depositary Shares (ADSs) are listed on the New York Stock Exchange (NYSE) under the ticker symbol "CSAN." Cosan is a joint-stock corporation (sociedade anônima) incorporated under the laws of Brazil with no fixed term and is headquartered in São Paulo, State of São Paulo. The Company's controlling shareholder is Mr. Rubens Ometto Silveira Mello.

As of June 30, 2026, the Company's structure comprised the following entities:

15

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, unless otherwise indicated)

2 Relevant events of the period
2.1 Investments

2.1.1 - Fire at the Moove lubricant factory - Compensation received

As disclosed in the financial statements for the fiscal year ended December 31, 2025, the indirectly held subsidiary Cosan Lubrificantes e Especialidades S.A. ("CLE" – Moove segment) signed, on December 19, 2025, the final settlement agreement with the insurance companies, regarding the fire that occurred on February 8, 2025 at the Ilha do Governador Complex ("CIG"), ensuring the receipt of compensation for material damages and lost profits resulting from the incident, of which R$ 500,000 had been received in 2025.

In January 2026, the insurance companies fully settled the remaining balance of the insurance indemnity, amounting to R$ 433,683, already recognized as a receivable in current assets as of December 31, 2025. The settlement did not affect the period's results, corresponding exclusively to the financial realization of the previously recognized asset.

2.1.2 - Sale of equity stake in Vale S.A. ("Vale")

On January 12, 2026, the Company sold its remaining stake in Vale for R$ 319,723. Additionally, on January 9 and 12, 2026, the Company prepaid its call spread derivatives structure relating to 4,268,720 shares. This transaction resulted in a cash inflow of R$ 91,853.

2.1.3 - Settlement of the total return swap ("TRS") contract backed by treasury shares

On January 15, 2026, the Company settled the TRS contract entered into with Banco Santander Brasil S.A. ("Santander"), secured by treasury shares of its own issuance. As a result of the settlement, the Company acquired 52,611,312 treasury common shares of its own issuance (ticker: CSAN3), for a total amount of R$ 270,533.

At the date of authorization for the issuance of these condensed, individual and consolidated interim financial statements, the Company did not hold any other derivatives contracts linked to shares of its own issuance.

2.1.4 - Uncertainty regarding the operational continuity and out-of-court recovery of the Raízen S.A. joint venture.

The Company holds a significant interest in Raízen S.A. ("Raízen"), which is classified as a jointly controlled entity (joint venture) and accounted for using the equity method. In its annual financial statements released on June 29, 2026, Raízen disclosed a material uncertainty regarding its ability to continue as a going concern, arising from its high level of indebtedness, significant free cash flow consumption, the downgrade of its credit ratings, and breaches of certain covenant provisions.

In light of this situation, and based on the accounting information available, the Company's investment in Raízen remains reduced to zero in the statement of financial position, with no additional liability recognized. This is because the Company's Management, together with its legal advisors and based on an analysis of agreements, corporate documents, and other documents related to Raízen, concluded that it has no legal obligation to provide financial support to the investee. As of June 30, 2026, the accumulated share of losses not recognized by the Company amounted to R$ 9,538,983 (R$ 849,347 during the period). The Company will resume recognizing its share of Raízen's results only when subsequent profits attributable to it offset the previously unrecognized losses and Raízen's shareholders' equity becomes positive.

On March 11, 2026, Raízen filed for an Extrajudicial Restructuring proceeding (Recuperação Extrajudicial), of a strictly financial nature. On March 12, 2026, the 3rd Bankruptcy and Judicial Reorganization Court of the Judicial District of São Paulo granted the processing of the proceeding, including the suspension of payments and enforcement actions for a period of 180 days. On June 5, 2026, Raízen submitted its Extrajudicial Restructuring Plan, and on July 30, 2026, the Plan was court-approved pursuant to Law No. 11,101/05.

16

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, unless otherwise indicated)

As disclosed by Raízen, the Plan obtained the support of 81.6% of the financial creditors subject to the extrajudicial restructuring, thereby making effective and binding the reprofiling of approximately R$ 61.4 billion of unsecured financial debt. The Plan includes, among other measures, the conversion of a portion of the affected claims into equity interests in Raízen and a capital increase ranging from R$ 3.5 billion to R$ 4.0 billion, to be subscribed by Shell Brasil Petróleo Ltda. ("Shell") and, if it decides to participate, Aguassanta Participações S.A. ("Aguassanta").

The implementation of the Plan may result in significant dilution of the interest currently held by the Company. Depending on the extent of such dilution and on the effects of the restructuring measures on the investee's governance structure, the Company may cease to exercise joint control over the investee and, consequently, discontinue accounting for the investment using the equity method. In such circumstances, any retained interest would be recognized either as an investment in an associate, if significant influence exists, or as a financial asset measured at fair value, if significant influence no longer exists. The fair value measurement of the retained investment may result in the recognition of a gain or loss in profit or loss. The Company will assess and recognize the accounting effects of any such change in classification in the period in which joint control is effectively lost.

The Company's Management will continue to monitor the progress of Raízen's Extrajudicial Restructuring Plan, and any related impacts will be recognized in the periods in which they occur, in accordance with the applicable laws and regulations.

2.1.5 - Transactions with preferred shareholders of Cosan Dez

On February 19, 2026, Bradesco BBI S.A. ("Bradesco") exercised its right to convert its Class B preferred shares, representing 4.99% of the share capital of Cosan Dez Participações S.A. ("Cosan Dez"), into Class D preferred shares, totaling 14.88% of the share capital of Cosan Dez

On March 31, 2026, BTG Pactual Holding Participações S.A. (“BTG”) exercised its right to convert its Class A preferred shares, representing 4.99% of the share capital of Cosan Dez, into Class C preferred shares, totaling 14.88% of the share capital of Cosan Dez

Both transactions were completed in accordance with the existing shareholders' agreement.

2.1.6 - Compass's initial public offering of shares

On April 27, 2026, the Company's Board of Directors approved the initial public offering (IPO) of shares of its indirectly controlled subsidiary Compass Gás e Energia S.A ("Compass"), conducted exclusively through a secondary offering of common, registered, book-entry shares with no nominal value. The transaction was structured in conjunction with Compass's migration to B3's Novo Mercado special listing segment, under the trading code "PASS3".

Considering the basis offering and the additional and supplementary lots, 108,548,614 common shares held by the selling shareholders were sold, of which the Company sold 84,441,472. Pricing occurred on May 7, 2026, at a price of R$ 28.00 per share.

The Company received a net amount of R$ 2,289,128, after deducting R$ 75,233 related to transaction costs.

Since this was exclusively a secondary distribution, Compass did not receive any new funds and its share capital remained unchanged. After the completion of the transaction, the Company maintained control of Compass, holding, directly and indirectly, 76.18% of the common shares. Consequently, the effects of the sale were recognized as a capital transaction between controlling and non-controlling shareholders, with the difference between the net consideration received and the proportional share of shareholders’ equity corresponding to the sold stake recorded directly in shareholders’ equity in the amount of R$ 1,594,056, without impacting the period's result.

17

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, unless otherwise indicated)

2.1.7 - Sale of Radar's properties

On June 16, 2026, the Radar Group, through some of its subsidiaries holding agricultural land in which Cosan maintains investments, entered into a purchase and sale agreement ("CCV") for the sale of part of the portfolio of agricultural properties held by Radar, reclassified as an asset held for sale, as demonstrated below.

Subsidiary holding the investment	Reclassified amount
Terra do Sol Propriedades Agrícolas S.A.	637,782
Tapia Propriedades Agrícolas Ltda.	411,952
Castanheira Propriedades Agrícolas S.A.	719,956
Gamiovapar Empreendimentos e Participações S.A.	80,310
1,850,000

2.1.8 - Termination of the Rumo Malha Oeste SA concession contract

On June 30, 2026, following the termination of the concession contract, Rumo Malha Oeste SA (“Malha Oeste”) entered into a 5th Amendment to the Concession Contract with the Brazilian Federal Government and the National Land Transport Agency (“ANTT”), establishing a transitional regime of up to 180 days for the preservation and administration of railway assets until a definitive solution for the concession is defined. During this period, the subsidiary ceased providing rail freight transport services, maintaining only activities related to the preservation of railway infrastructure.

During the transitional period, there are no payments for concession fees, leases, or other financial obligations. The costs necessary for the preservation and minimum maintenance of the assets will be recognized as credits of Malha Oeste with the Federal Government.

The amendment also provides for a settlement of accounts between the Federal Government and Malha Oeste, including credits for economic and financial rebalancing, unamortized investments, any regulatory liabilities and costs of the transition period, the conclusion of which depends on the analysis of the competent bodies.

Management understands that the termination of the concession and the transitional operation of the Malha Oeste railway should not generate significant impacts on the Company's consolidated results, with the final economic effects remaining contingent upon the completion of the accounting reconciliation.

18

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, unless otherwise indicated)

2.2 New debts

2.2.1 - Early repayments

Reinforcing its commitment to reducing debt, financing costs, and improving its capital structure, the Company carried out, in the period ended June 30, 2026, early redemptions and optional acquisition offers to its creditors, as described below:

Debt	Settlement date	Principal amount redeemed early	Type of settlement
Debenture - 4th issue - series 1 (CSAN14)	02/02/2026	400,000	Early redemption
Debenture - 6th issuance (CSAN16)	02/02/2026	166,178	Early redemption
Senior Notes 2029	02/17/2026	2,622,288	Early redemption
Senior Notes 2030	02/09/2026	1,400,698	Early redemption
Senior Notes 2031	02/09/2026	1,560,180	Early redemption
Debenture - 11th issue - series 1 (CSANA1)	06/16/2026	1,500,000	Early redemption
Commercial Note - 4th issue - series 1	06/19/2026	550,000	Optional acquisition offer (full participation)
Debenture - 5th issuance (CSAN15)	06/19/2026	569,428	Optional acquisition offer (full participation)

2.2.2 - Debts incurred during the period

Segment/Type	Date	Interest payment frequency	Index	Purpose	Funding cost	Amount	Maturity
Compass
Debentures	03/25/2026	Semiannual	CDI + 0.75%	General corporate purposes	(9,036)	1,500,000	03/15/2029
Debentures	03/18/2026	Semiannual	CDI + 0.85%	Investments	(3,526)	600,000	03/16/2029
Debentures	03/05/2026	Semiannual	IPCA + 6.89%	Investments	(27,954)	506,000	08/01/2041
BNDES	03/27/2026	Monthly	Fixed rate (7.89%)	Investments	—	107,690	09/16/2041
BNDES	03/27/2026	Monthly	Fixed rate (9.00%)	Investments	(449)	13,310	09/16/2041
Rumo
Debentures	06/11/2026	Semiannual	IPCA + 8.24%	Investments	—	250,000	12/15/2040

3 Statement of compliance and material accounting policies

The condensed interim individual and consolidated financial statements contained in the Interim Financial Reporting have been prepared and are being presented in accordance with Technical Pronouncement CPC 21 - Interim Financial Statements, International Accounting Standard (IAS 34) - Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB"), the Brazilian Corporation Law and the rules of the Brazilian Securities Commission (“CVM”) applicable to the preparation of Interim Financial Reporting.

19

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, unless otherwise indicated)

These condensed individual and consolidated interim financial statements should be read in conjunction with the Company's individual and consolidated financial statements for the year ended December 31, 2025 (“annual financial statements”). They do not include all the information required for a complete set of financial statements prepared in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (“IFRS”). However, selected explanatory notes have been included to clarify events and transactions relevant to understanding the changes in the Company's financial position and performance since the last annual financial statements.

The presentation of the Interim Value-Added Statement (“VAS”), both individual and consolidated, is required by Brazilian corporate law and by the accounting practices adopted in Brazil applicable to publicly traded companies. The VAS was prepared in accordance with the criteria established in Technical Pronouncement CPC 09 - Value Added Statement. The IFRS (International Financial Reporting Standards) do not require the presentation of this statement; therefore, it is presented as supplementary information to the individual and consolidated interim financial statements.

These condensed individual and consolidated interim financial statements have been prepared using the same basis of preparation and accounting policies as those adopted in the preparation of the financial statements for the year ended December 31, 2025. All balances have been rounded to the nearest thousand, except where otherwise indicated.

The relevant information specific to the condensed, individual, and consolidated interim financial statements, and only that information, is disclosed and corresponds to the information used by Management in managing the Company.

These condensed, individual and consolidated interim financial statements were authorized for issuance by the Board of Directors on August 14, 2026.

3.1 Restatement of the Value Added Statement

The Company restated certain items in the Value Added Statement (VAS) for the period ended June 30, 2025, in compliance with CVM Resolution 199/2024, to ensure comparability with the 2025 fiscal year. The adjustments resulted in the following reclassifications:

(i) Correction of amounts previously presented in “Inputs purchased from third parties”  and in “Net sales” to the line items “Capitalization of assets constructed for own use,” "Other income, net," “Personnel and payroll charges,” “Taxes, fees and contributions,” and “Financial expenses and rent.”

(ii) Change in the accounting policy for assets constructed for own use to recognize in the VAS, as revenue, the construction of new assets and the structural expansion of existing assets that result in capacity expansion.

20

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, unless otherwise indicated)

These adjustments did not have a material impact on the ratios in the separate and consolidated financial statements.

	Consolidated
	Period of six months ended June 30,
	2025 (Reported)	Restatement	2025 (Restated)
Revenue
Net sales of products and services.	22,723,913	(304,129)	22,419,784
Revenue from construction of assets for own use	—	2,583,452	2,583,452
Other operating income, net	776,109	—	776,109
Impairment loss on accounts receivable	(31,220)	—	(31,220)
	23,468,802	2,279,323	25,748,125
Inputs purchased from third parties
Cost of goods sold and services provided	11,867,355	1,054,594	12,921,949
Materials, energy, third-party services and other	565,292	638,719	1,204,011
Impairment	683,139	—	683,139
	13,115,786	1,693,313	14,809,099
Gross value added	10,353,016	586,010	10,939,026
Retention
Depreciation and amortization	1,960,208	—	1,960,208
Net value added produced	8,392,808	586,010	8,978,818
Value added received by transfer
Share of profit of subsidiaries and associates	98,652	—	98,652
Share of loss of joint ventures	(1,967,495)	—	(1,967,495)
Result of discontinued operations, net of taxes	—	—	—
Finance income	4,343,062	—	4,343,062
	2,474,219	—	2,474,219
Value added to be distributed	10,867,027	586,010	11,453,037
Distribution of value added	10,867,027	586,010	11,453,037
Personnel and payroll charges	1,371,093	364,593	1,735,686
Direct remuneration	1,131,805	353,307	1,485,112
Benefits	183,998	11,286	195,284
Government severance indemnity fund for employees and other	55,290	—	55,290
Taxes, fees and contributions	3,992,894	12,410	4,005,304
Federal	2,444,576	—	2,444,576
State	1,447,482	—	1,447,482
Municipal	100,836	12,410	113,246
Financial expenses and rents	8,006,537	209,007	8,215,544
Interest and foreign exchange variation	7,545,982	196,190	7,742,172
Rents	51,006	12,817	63,823
Other	409,549	—	409,549
Remuneration of own capital	(2,503,497)	—	(2,503,497)
Non-controlling interests	230,439	—	230,439
Loss for the period	(2,733,936)	—	(2,733,936)

21

Notes to the condensed interim financial statement
(In thousands of Brazilian reais - R$, unless otherwise indicated)

4  Information by segment

The Company's senior management (the Chief Operating Decision Maker) uses segment information to evaluate the performance of operating segments and make resource allocation decisions. This information is prepared on a basis consistent with the accounting policies used in the preparation of the financial statements. Earnings before interest, taxes, depreciation, and amortization ("EBITDA") are used by the Company to evaluate the performance of its operating segments.

Reported segments:

  Compass: operates in the distribution of piped natural gas in Brazil, serving customers in the industrial, residential, commercial, automotive, thermal power generation and cogeneration sectors, natural gas trading, infrastructure project development, production, handling and trading of biomethane, and construction, operation and maintenance of regasification and liquefied natural gas (LNG) transfer facilities.
  Moove: operates in the production, formulation, and distribution of high-performance lubricants, base oils, and specialty oils, headquartered in Brazil and operating in 10 countries across South America, North America, and Europe. It distributes and sells products under the Mobil brand and various private label brands to different end markets, including the industrial, commercial, and passenger and cargo vehicle segments.
  Rumo: provides logistics services for rail transport, storage and port loading of goods, mainly grains and sugar, rental of locomotives, wagons and other railway equipment, as well as container handling.
  Radar: a leader in agricultural property management, Radar invests in a diversified portfolio with high appreciation potential through its holdings in the companies Radar, Tellus, and Janus.
  Cosan Corporate: represents the corporate structure of Cosan, which is composed of the parent company Cosan SA that exercises control – through direct or indirect equity participation – over its subsidiaries and participates in joint ventures, centralizing senior management and corporate teams, general, administrative and other operating expenses and (income), including pre-operational investments, the equity in the earnings of investees; and the financial result attributed to cash and debt of the parent company, intermediate holding companies (Cosan Nove and Cosan Dez), offshore financial companies and investment in the Climate Tech Fund, a fund managed by Fifth Wall, specializing in technological innovation.

As of March 31, 2026, the Company ceased to present Raízen in its segment information because: (i) the book value of the investment was reduced to zero; (ii) the interest in earnings of investees ceased to be recognized; and (iii) Raízen ceased to prospectively affect the Company's shareholders’ equity . In this circumstance, Management considered that the disclosure of a specific explanatory note ceased to be material to the financial statements as a whole, in line with CPC 26 (R1) and CPC 21 (R1), which require the assessment of materiality based on the relevance of the information to users. For this reason, the Company changed the presentation of the segments for the six-month period ended June 30, 2026, and retrospectively restated the comparative information for the same period in 2025. This change did not affect the total amounts presented, as Raízen was already fully eliminated from the consolidated financial statements as it is a joint venture.

22

Notes to the condensed interim financial statement
(In thousands of Brazilian reais - R$, unless otherwise indicated)

	Period of six months ended June 30, 2026
	Reported segments					Reconciliation
	Compass	Moove	Rumo	Radar	Cosan Corporate	Eliminations between segments	Consolidated
Statement of profit or loss
Net sales	7,098,967	5,240,806	7,222,578	239,985	4,501	(2,106)	19,804,731
Cost of sales	(5,220,152)	(3,677,074)	(3,805,000)	—	—	2,106	(12,700,120)
Gross profit	1,878,815	1,563,732	3,417,578	239,985	4,501	—	7,104,611
Selling expenses	(95,004)	(811,117)	(26,405)	—	—	—	(932,526)
General and administrative expenses	(473,231)	(246,408)	(342,687)	(47,355)	(87,995)	—	(1,197,676)
Other operation income (expenses), net	517,373	7,280	(114,487)	(118,371)	(49,336)	—	242,459
Impairment	—	—	(336,487)	—	(233,000)	—	(569,487)
Interest in earnings (losses) of subsidiaries and associates	64,073	—	32,581	—	868,160	(888,182)	76,632
Interest in earnings (losses) of joint ventures	—	—	(3,045)	—	(687)	—	(3,732)
Finance results, net	(898,019)	(89,615)	(1,610,632)	23,536	(1,639,827)	—	(4,214,557)
Finance expense	(1,365,145)	(124,809)	(2,095,469)	(8,382)	(2,006,337)	—	(5,600,142)
Finance income	492,884	76,850	858,298	31,918	625,253	—	2,085,203
Foreign exchange variation, net	70,447	83,846	332,967	—	296,651	—	783,911
Net effect of derivatives	(96,205)	(125,502)	(706,428)	—	(555,394)	—	(1,483,529)
Income tax	(324,584)	(141,645)	(398,932)	(33,160)	(765,630)	—	(1,663,951)
Net profit (loss) for the period	669,423	282,227	617,484	64,635	(1,903,814)	(888,182)	(1,158,227)

Profit (loss) attributable to:
Owners of the Company	489,355	197,767	184,601	16,459	(1,903,851)	(888,182)	(1,903,851)
Non-controlling interests	180,068	84,460	432,883	48,176	37	—	745,624
	669,423	282,227	617,484	64,635	(1,903,814)	(888,182)	(1,158,227)

Other selected data
Depreciation and amortization	711,710	196,692	1,048,203	69	10,854	—	1,967,528
EBITDA	2,603,736	710,179	3,675,251	74,328	512,497	(888,182)	6,687,809
Additions to fixed assets, intangible assets and contract assets	964,211	60,603	3,370,831	1,346	5,285	—	4,402,276
Reconciliation of EBITDA
Profit (loss) for the period net	669,423	282,227	617,484	64,635	(1,903,814)	(888,182)	(1,158,227)
Income taxes	324,584	141,645	398,932	33,160	765,630	—	1,663,951
Finance results, net	898,019	89,615	1,610,632	(23,536)	1,639,827	—	4,214,557
Depreciation and amortization	711,710	196,692	1,048,203	69	10,854	—	1,967,528
EBITDA	2,603,736	710,179	3,675,251	74,328	512,497	(888,182)	6,687,809

23

Notes to the condensed interim financial statement
(In thousands of Brazilian reais - R$, unless otherwise indicated)

	Period of six months ended June 30, 2025 (Restated)
	Reported segments					Reconciliation
	Compass	Moove	Rumo	Radar	Cosan Corporate	Eliminations between segments	Consolidated
Statement of profit or loss
Net sales	8,544,938	4,587,853	6,678,143	336,414	1,455	(8,550)	20,140,253
Cost of sales	(6,675,630)	(3,405,069)	(3,569,422)	(31,840)	—	8,550	(13,673,411)
Gross profit	1,869,308	1,182,784	3,108,721	304,574	1,455	—	6,466,842
Selling expenses	(109,603)	(758,036)	(29,946)	—	—	—	(897,585)
General and administrative expenses	(392,108)	(287,545)	(315,859)	(45,803)	(137,341)	—	(1,178,656)
Other operation income (expenses), net	467,500	402,261	(17,451)	(5,377)	165,991	—	1,012,924
Impairment	—	—	(683,139)	—	—	—	(683,139)
Interest in earnings (losses) of subsidiaries and associates	52,408	—	46,277	21,329	1,024,198	(1,045,560)	98,652
Interest in earnings (losses) of joint ventures	—	—	(3,965)	—	(1,963,530)	—	(1,967,495)
Finance results, net	(762,453)	(132,673)	(1,466,076)	33,360	(1,378,041)	—	(3,705,883)
Finance expense	(1,093,305)	(161,942)	(1,789,877)	(1,011)	(1,728,450)	—	(4,774,585)
Finance income	387,440	59,820	693,609	34,371	579,367	—	1,754,607
Foreign exchange, net	202,077	108,831	743,044	—	1,534,503	—	2,588,455
Net effect of derivatives	(258,665)	(139,382)	(1,112,852)	—	(1,763,461)	—	(3,274,360)
Income tax	(352,016)	(31,991)	(402,482)	(42,985)	(819,683)	—	(1,649,157)
Profit (loss) for the period of continued operation	773,036	374,800	236,080	265,098	(3,106,951)	(1,045,560)	(2,503,497)
Profit from discontinued operations	—	—	—	—	—	—	—
Net (loss) profit for the period	773,036	374,800	236,080	265,098	(3,106,951)	(1,045,560)	(2,503,497)

(Loss) profit attributable to:
Owners of the Company	622,990	262,366	69,585	90,619	(2,733,936)	(1,045,560)	(2,733,936)
Non-controlling interests	150,046	112,434	166,495	174,479	(373,015)	—	230,439
	773,036	374,800	236,080	265,098	(3,106,951)	(1,045,560)	(2,503,497)

Other selected data
Depreciation and amortization	625,459	197,937	1,126,851	136	9,825	—	1,960,208
EBITDA	2,512,964	737,401	3,231,489	274,859	(899,402)	(1,045,560)	4,811,751
Additions to fixed assets, intangible assets and contract assets	962,311	74,418	3,159,198	6,196	8,035	—	4,210,158
Reconciliation of EBITDA
Profit (loss) for the period net	773,036	374,800	236,080	265,098	(3,106,951)	(1,045,560)	(2,503,497)
Income tax	352,016	31,991	402,482	42,985	819,683	—	1,649,157
Finance results net	762,453	132,673	1,466,076	(33,360)	1,378,041	—	3,705,883
Depreciation and amortization	625,459	197,937	1,126,851	136	9,825	—	1,960,208
EBITDA	2,512,964	737,401	3,231,489	274,859	(899,402)	(1,045,560)	4,811,751

24

Notes to the condensed interim financial statement
(In thousands of Brazilian reais - R$, unless otherwise indicated)

	Period of three months ended June 30, 2026
	Reported segments					Reconciliation
	Compass	Moove	Rumo	Radar	Cosan Corporate	Eliminations between segments	Consolidated
Statement of profit or loss
Net sales	3,935,326	2,784,281	3,940,275	112,363	4,472	(786)	10,775,931
Cost of sales	(2,914,243)	(1,861,108)	(1,972,536)	—	—	786	(6,747,101)
Gross profit	1,021,083	923,173	1,967,739	112,363	4,472	—	4,028,830
Selling expenses	(52,895)	(420,859)	(14,958)	—	—	—	(488,712)
General and administrative expenses	(280,334)	(125,931)	(177,384)	(24,822)	(41,794)	—	(650,265)
Other operation income (expenses), net	193,841	651	(56,681)	(116,347)	(13,954)	—	7,510
Impairment	—	—	(168,383)	—	(233,000)	—	(401,383)
Interest in earnings (losses) of subsidiaries and associates	32,073	—	15,894	—	447,103	(467,113)	27,957
Interest in earnings (losses) of joint ventures	—	—	296	—	334	—	630
Finance results net	(473,393)	(76,189)	(764,792)	14,314	(551,590)	—	(1,851,650)
Finance expense	(753,680)	(68,359)	(1,097,856)	(4,920)	(827,154)	—	(2,751,969)
Finance income	258,128	33,350	470,633	19,234	287,182	—	1,068,527
Foreign exchange, net	24,061	(4,073)	41,342	—	20,063	—	81,393
Net effect of derivatives	(1,902)	(37,107)	(178,911)	—	(31,681)	—	(249,601)
Income tax	(153,205)	(103,573)	(281,971)	(15,359)	67,941	—	(486,167)
Net profit (loss) for the period	287,170	197,272	519,760	(29,851)	(320,488)	(467,113)	186,750

Profit (loss) attributable to:
Owners of the Company	185,070	138,291	156,334	(12,582)	(320,498)	(467,113)	(320,498)
Non-controlling interests	102,100	58,981	363,426	(17,269)	10	—	507,248
	287,170	197,272	519,760	(29,851)	(320,488)	(467,113)	186,750

Other selected data
Depreciation and amortization	361,042	97,538	532,110	1	5,441	—	996,132
EBITDA	1,274,810	474,572	2,098,633	(28,805)	168,602	(467,113)	3,520,699
Additions to fixed assets, intangible assets and contract assets	471,146	33,680	1,597,108	665	1,832	—	2,104,431
Reconciliation of EBITDA
Profit (loss) for the period net	287,170	197,272	519,760	(29,851)	(320,488)	(467,113)	186,750
Income tax	153,205	103,573	281,971	15,359	(67,941)	—	486,167
Finance results net	473,393	76,189	764,792	(14,314)	551,590	—	1,851,650
Depreciation and amortization	361,042	97,538	532,110	1	5,441	—	996,132
EBITDA	1,274,810	474,572	2,098,633	(28,805)	168,602	(467,113)	3,520,699

25

Notes to the condensed interim financial statement
(In thousands of Brazilian reais - R$, unless otherwise indicated)

	Period of three months ended June 30, 2025 (Restated)
	Reported segments					Reconciliation
	Compass	Moove	Rumo	Radar	Cosan Corporate	Eliminations between segments	Consolidated
Statement of profit or loss
Net sales	4,335,338	2,246,270	3,711,393	184,336	1,407	(1,092)	10,477,652
Cost of sales	(3,279,933)	(1,694,128)	(1,885,859)	(22,677)	—	1,092	(6,881,505)
Gross profit	1,055,405	552,142	1,825,534	161,659	1,407	—	3,596,147
Selling expenses	(55,647)	(386,195)	(15,687)	—	—	—	(457,529)
General and administrative expenses	(210,643)	(164,303)	(166,618)	(23,928)	(78,132)	—	(643,624)
Other operation income (expenses), net	83,456	402,329	14,384	(3,510)	(7,865)	—	488,794
Impairment	—	—	(397,531)	—	—	—	(397,531)
Interest in earnings (losses) of subsidiaries and associates	27,205	—	51,753	(289)	(173,238)	(654,276)	(748,845)
Finance results net	(391,971)	(74,522)	(698,417)	19,339	(657,316)	—	(1,802,887)
Finance expense	(530,262)	(68,011)	(861,817)	(340)	(600,513)	—	(2,060,943)
Finance income	182,766	23,204	380,046	19,679	111,012	—	716,707
Foreign exchange, net	40,701	38,918	282,326	—	432,547	—	794,492
Net effect of derivatives	(85,176)	(68,633)	(498,972)	—	(600,362)	—	(1,253,143)
Income tax	(155,219)	15,312	(280,160)	(22,359)	(160,196)	—	(602,622)
Net profit (loss) for the period	352,586	344,763	333,258	130,912	(1,075,340)	(654,276)	(568,097)

Profit (loss) attributable to:
Owners of the Company	276,502	241,339	99,948	36,487	(946,042)	(654,276)	(946,042)
Non-controlling interests	76,084	103,424	233,310	94,425	(129,298)	—	377,945
	352,586	344,763	333,258	130,912	(1,075,340)	(654,276)	(568,097)

Other selected data
Depreciation and amortization	316,146	100,930	570,075	68	5,095	—	992,314
EBITDA	1,215,922	504,903	1,881,910	134,000	(252,733)	(654,276)	2,829,726
Additions to fixed assets, intangible assets and contract assets	496,610	28,737	1,394,629	1,036	4,237	—	1,925,249
Reconciliation of EBITDA
Profit (loss) for the period net	352,586	344,763	333,258	130,912	(1,075,340)	(654,276)	(568,097)
Income tax	155,219	(15,312)	280,160	22,359	160,196	—	602,622
Finance results net	391,971	74,522	698,417	(19,339)	657,316	—	1,802,887
Depreciation and amortization	316,146	100,930	570,075	68	5,095	—	992,314
EBITDA	1,215,922	504,903	1,881,910	134,000	(252,733)	(654,276)	2,829,726

26

Notes to the condensed interim financial statement
(In thousands of Brazilian reais - R$, unless otherwise indicated)

	June 30, 2026
	Reported segments					Reconciliation
	Compass	Moove	Rumo	Radar	Cosan Corporate	Eliminations between segments	Consolidated
Statement of financial position:
Cash and cash equivalents	2,785,113	580,686	5,455,578	20,929	4,515,669	—	13,357,975
Marketable securities	1,815,873	300,946	289,290	396,692	2,752,260	—	5,555,061
Trade receivables	2,139,214	1,431,261	792,057	211,173	1,970	—	4,575,675
Derivative financial instruments	184,792	—	1,744,048	—	13,782	—	1,942,622
Inventories	262,217	1,791,099	276,822	—	—	—	2,330,138
Sectorial financial assets	934,789	—	—	—	—	—	934,789
Other financial assets	—	339	—	—	—	—	339
Other current assets	629,192	394,064	1,124,653	1,873,504	1,470,037	(173,286)	5,318,164
Other non-current assets	2,169,074	291,898	4,302,804	61,571	1,224,002	(109,240)	7,940,109
Investment in subsidiaries and associates	1,349,259	—	386,574	—	16,289,690	(16,280,946)	1,744,577
Investment in joint ventures	—	—	45,801	—	11,726	—	57,527
Investment property	—	—	—	16,259,761	—	—	16,259,761
Contract assets	1,088,100	6,615	—	—	—	—	1,094,715
Right-of-use assets	1,568,020	271,580	7,986,199	—	9,228	—	9,835,027
Property, plant and equipment	1,913,286	822,907	26,351,456	9	42,142	—	29,129,800
Intangible assets	17,436,889	2,790,237	6,380,582	—	10,345	—	26,618,053
Loans, borrowings and debentures	(16,028,130)	(2,780,461)	(22,909,847)	—	(12,540,365)	—	(54,258,803)
Derivatives financial instruments - Liabilities	(256,349)	(60,858)	(2,156,857)	—	(87,616)	—	(2,561,680)
Trade payables	(1,348,589)	(1,794,045)	(955,292)	(20,656)	(1,898)	—	(4,120,480)
Employee benefits payables	(189,308)	(111,626)	(315,209)	—	(29,020)	—	(645,163)
Sectorial financial liabilities	(2,328,275)	—	—	—	—	—	(2,328,275)
Other current liabilities	(911,372)	(452,016)	(1,578,780)	(147,845)	(647,683)	173,278	(3,564,418)
Leases	(1,860,927)	(287,861)	(4,468,792)	—	(13,757)	—	(6,631,337)
Put option liability on subsidiary shares	—	—	—	—	(3,870,524)	—	(3,870,524)
Liability from financing secured by shares	—	—	—	—	(3,014,058)	—	(3,014,058)
Other non-current liabilities	(3,253,862)	(584,329)	(8,064,396)	(829,754)	(1,166,479)	109,246	(13,789,574)
Total assets (net of liabilities) allocated by segment	8,099,006	2,610,436	14,686,691	17,825,384	4,969,451	(16,280,948)	31,910,020
Total Asset	34,275,818	8,681,632	55,135,864	18,823,639	26,340,851	(16,563,472)	126,694,332

Equity attributable to:
Controlling shareholders	4,596,259	1,829,962	4,385,806	5,468,921	4,968,466	(16,280,948)	4,968,466
Non-controlling shareholders	3,502,747	780,474	10,300,885	12,356,463	985	—	26,941,554
Total shareholders' equity	8,099,006	2,610,436	14,686,691	17,825,384	4,969,451	(16,280,948)	31,910,020

27

Notes to the condensed interim financial statement
(In thousands of Brazilian reais - R$, unless otherwise indicated)

	December 31, 2025 (Restated)
	Reported segments					Reconciliation
	Compass	Moove	Rumo	Radar	Cosan Corporate	Eliminations between segments	Consolidated
Statement of financial position:
Cash and cash equivalents	3,430,108	1,246,014	7,018,132	19,614	15,529,815	—	27,243,683
Marketable securities	1,471,735	526,815	416,287	143,605	434,151	—	2,992,593
Trade receivables	1,541,952	1,071,055	667,292	388,864	—	—	3,669,163
Derivative financial instruments	218,195	37,689	1,804,841	—	206,383	—	2,267,108
Inventories	209,199	1,496,570	263,489	—	—	—	1,969,258
Sectorial financial assets	728,954	—	—	—	—	—	728,954
Other financial assets	4,823	980	—	2	—	—	5,805
Other current assets	703,324	715,511	1,204,266	33,085	1,956,812	(496,920)	4,116,078
Other non-current assets	1,896,910	262,010	3,800,660	53,257	1,943,783	(45,082)	7,911,538
Investment in subsidiaries and associates	1,315,190	—	396,810	—	16,077,939	(16,068,631)	1,721,308
Investment in joint ventures	—	—	48,847	—	11,509	—	60,356
Investment property	—	—	—	18,221,781	—	—	18,221,781
Contract assets	1,041,771	2,842	—	—	—	—	1,044,613
Right-of-use assets	1,555,212	300,064	7,792,217	2,787	12,649	—	9,662,929
Property, plant and equipment	1,942,618	861,572	23,948,573	11	42,951	—	26,795,725
Intangible assets	17,287,600	2,985,630	6,421,681	—	11,715	—	26,706,626
Loans, borrowings and debentures	(15,320,793)	(4,041,589)	(23,123,837)	—	(21,740,912)	—	(64,227,131)
Derivatives financial instruments - Liabilities	(266,293)	(39,034)	(1,789,709)	—	(585,633)	—	(2,680,669)
Trade payables	(1,326,372)	(1,611,538)	(1,138,378)	(20,259)	(955)	—	(4,097,502)
Employee benefits payables	(254,954)	(134,823)	(361,583)	—	(43,664)	—	(795,024)
Sectorial financial liabilities	(2,265,261)	—	—	—	—	—	(2,265,261)
Other current liabilities	(1,323,621)	(368,683)	(1,691,879)	(125,930)	(775,130)	494,830	(3,790,413)
Leases	(1,930,232)	(316,221)	(4,145,148)	(3,054)	(18,145)	—	(6,412,800)
Put option liability on subsidiary shares	—	—	—	—	(3,844,648)	—	(3,844,648)
Liability from financing secured by shares	—	—	—	—	(2,804,606)	—	(2,804,606)
Other non-current liabilities	(3,223,563)	(581,184)	(7,484,119)	(839,318)	(1,108,835)	47,187	(13,189,832)
Total asset (net of liabilities) allocated by segment	7,436,502	2,413,680	14,048,442	17,874,445	5,305,179	(16,068,616)	31,009,632
Total Asset	33,347,591	9,506,752	53,783,095	18,863,006	36,227,707	(16,610,633)	135,117,518

Equity attributable to:
Owners of the Company	4,687,098	1,692,100	4,196,013	5,493,405	5,304,228	(16,068,616)	5,304,228
Non-controlling interests	2,749,404	721,580	9,852,429	12,381,040	951	—	25,705,404
Total shareholders' equity	7,436,502	2,413,680	14,048,442	17,874,445	5,305,179	(16,068,616)	31,009,632

28

Notes to the condensed interim financial statement
(In thousands of Brazilian reais - R$, unless otherwise indicated)

4.1 Net sales to external customers broken down by product/customer type

	Period of three months ended June, 30		Period of six months ended June, 30
	2026	2025 (Restated)	2026	2025 (Restated)
Reported segments
Compass
Natural gas distribution
Industrial (i)	1,488,782	2,371,534	2,798,231	4,840,976
Residential	746,934	677,891	1,303,113	1,202,235
Cogeneration	33,601	97,343	95,457	208,689
Automotive	107,877	111,086	207,992	222,322
Commercial	265,296	228,445	478,264	439,204
Construction revenue	483,917	364,325	843,116	668,454
Other	76,039	62,086	147,070	153,465
	3,202,446	3,912,710	5,873,243	7,735,345
Marketing & services
Gas commercialization	732,880	422,628	1,225,724	809,593
	3,935,326	4,335,338	7,098,967	8,544,938
Moove
Finished product	2,316,398	1,812,134	4,464,361	3,857,263
Base oil	286,221	309,093	449,429	450,836
Services	181,662	125,043	327,016	279,754
	2,784,281	2,246,270	5,240,806	4,587,853
Rumo
North operations	3,161,243	3,037,996	5,832,895	5,425,681
South operations	555,535	484,355	966,969	890,765
Container operations	223,497	189,042	422,714	361,697
	3,940,275	3,711,393	7,222,578	6,678,143
Radar
Lease and sale of lands	112,363	184,336	239,985	336,414
Cosan Corporate
Services	4,472	1,407	4,501	1,455

	10,776,717	10,478,744	19,806,837	20,148,803

Reconciliation
Adjustments and eliminations	(786)	(1,092)	(2,106)	(8,550)
Total	10,775,931	10,477,652	19,804,731	20,140,253

(i)	The variation is attributable to customers that migrated to the free market contracting environment during 2025 and 2026.

29

Notes to the condensed interim financial statement
(In thousands of Brazilian reais - R$, unless otherwise indicated)

4.2 Information on geographical area

	Period of three months ended June 30,		Period of six months ended June 30,
	2026	2025	2026	2025
	Net revenue
Brazil	9,163,051	9,018,182	16,723,608	17,184,859
Europe (i)	934,704	780,649	1,795,593	1,599,316
Latin America (ii)	97,274	112,397	194,767	208,808
United States of America	568,568	556,542	1,072,880	1,124,030
Asia and other (iii)	12,334	9,882	17,883	23,240
Total	10,775,931	10,477,652	19,804,731	20,140,253

Main countries:

(i)	England, France, Spain and Portugal;
(ii)	Argentina, Bolivia, Uruguay and Paraguay; and
(iii)	Singapore, United Arab Emirates and Oceania.

30

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, unless otherwise indicated)

5 Financial assets and liabilities

Financial assets and liabilities are presented as classified below:

		Parent Company		Consolidated
	Note	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
Assets
Fair value through profit or loss
Cash and cash equivalents	5.1	1,702,266	22,047	3,930,761	2,525,668
Marketable securities		2,679,895	330,388	5,555,061	2,992,593
Derivative financial instruments	5.3	13,782	206,384	1,942,622	2,267,108
Other financial assets		—	—	339	5,805
		4,395,943	558,819	11,428,783	7,791,174
Amortized cost
Cash and cash equivalents	5.1	2,646,864	15,361,258	9,427,214	24,718,015
Trade receivables		—	—	4,575,675	3,669,163
Restricted cash		33	186	231,069	228,768
Receivables from related parties	5.4	248,903	220,312	231,600	219,897
Sectorial financial assets		—	—	934,789	728,954
Judicial deposits	9	348,705	351,904	1,108,470	1,072,982
Dividends and interest on equity receivable		264,428	87,224	51,664	35,410
Indemnifiable financial asset		—	—	823,403	557,475
		3,508,933	16,020,884	17,383,884	31,230,664
Total		7,904,876	16,579,703	28,812,667	39,021,838
Liabilities
Amortized cost
Loans, borrowings and debentures	5.2	(9,919,441)	(16,388,391)	(24,435,191)	(32,945,289)
Trade payables	5.5	(1,877)	(870)	(4,120,480)	(4,097,502)
Consideration payable		—	—	(161,831)	(195,057)
Other financial liabilities		—	—	(835,485)	(1,096,884)
Leases		(13,757)	(18,145)	(6,631,337)	(6,412,800)
Railroad concession payable		—	—	(4,267,612)	(3,988,245)
Related parties payables	5.4	(3,517,591)	(5,631,481)	(356,442)	(322,082)
Obligation to repurchase shares in subsidiaries	5.8	(3,870,524)	(3,844,648)	(3,870,524)	(3,844,648)
Liabilities arising from financing secured by shares		(3,014,058)	(2,804,606)	(3,014,058)	(2,804,606)
Dividends payable		—	—	(324,698)	(226,484)
Sector financial liabilities		—	—	(2,328,275)	(2,265,261)
Installment of tax debts		(151,327)	(145,173)	(167,642)	(161,182)
		(20,488,575)	(28,833,314)	(50,513,575)	(58,360,040)
Fair value through profit or loss
Loans, borrowings and debentures	5.2	—	—	(29,823,612)	(31,281,841)
Derivative financial instruments	5.3	(87,616)	(585,633)	(2,561,680)	(2,680,669)
Other accounts payable		—	—	(11,854)	(11,854)
		(87,616)	(585,633)	(32,397,146)	(33,974,364)
Total		(20,576,191)	(29,418,947)	(82,910,721)	(92,334,404)

31

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, unless otherwise indicated)

5.1 Cash and cash equivalents

	Parent Company		Consolidated
	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
Cash and bank accounts	8,315	269,333	296,616	412,340
Savings account	23,437	36,083	454,486	986,011
Financial investments	4,317,378	15,077,889	12,606,873	25,845,332
Total	4,349,130	15,383,305	13,357,975	27,243,683

Financial investments are structured as follows:

	Parent Company		Consolidated
	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
Applications in investment funds
Repurchase agreements	1,511,435	7,687	1,837,436	410,172
Certificate of bank deposits – CDB	190,831	14,360	581,389	964,949
Other investments	—	—	1,511,936	1,150,547
	1,702,266	22,047	3,930,761	2,525,668
Applications in banks
Repurchase agreements	—	—	24,124	127,577
Certificate of bank deposits – CDB	2,615,112	15,055,842	8,651,988	23,192,087
	2,615,112	15,055,842	8,676,112	23,319,664
Total	4,317,378	15,077,889	12,606,873	25,845,332

5.2 Loans, borrowings and debentures

a) Composition

	Financial charges		Parent Company
Description	Average debt Index	Average annual interest rate	June 30, 2026	December 31, 2025
Debentures	CDI + 1.52%	15.63%	8,973,879	11,548,920
Debentures	IPCA + 5.75%	10.85%	468,361	452,845
Debentures	Fixed rate	7.52%	—	3,358,005
Commercial bank notes	CDI + 1.80%	16.20%	477,201	1,028,621
Total			9,919,441	16,388,391
Current			454,977	481,367
Non-current			9,464,464	15,907,024

32

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, unless otherwise indicated)

	Financial charges		Consolidated
Description	Average debt Index	Average annual interest rate	June 30, 2026	December 31, 2025
Cosan Corporate
Debentures	CDI + 1.52%	15.63%	8,973,879	11,548,920
Debentures	IPCA + 5.75%	10.85%	468,361	452,845
Commercial bank notes	CDI + 1.80%	16.20%	477,202	1,028,621
Perpetual Notes	Fixed rate	8.25%	2,620,923	2,785,877
Senior Notes	Fixed rate	6.48%	—	5,924,649
			12,540,365	21,740,912
Compass
BNDES	IPCA + 4.72%	9.76%	2,646,994	2,794,449
BNDES	Fixed rate	7.93%	347,964	216,351
Loan 4.131	VC + 4.04%	4.04%	—	828,619
Loan 4.131	CDI + 0.78%	15.80%	—	392,139
Commercial bank notes	CDI + 1.20%	16.28%	—	54,680
Debentures	CDI + 0.70%	14.95%	7,256,564	5,551,081
Debentures (Law 12.431)	IPCA + 6.45%	11.57%	5,513,733	5,102,678
Debentures	IGPM + 6.10%	9.47%	262,874	380,797
			16,028,129	15,320,794
Moove
Loan 4.131	CDI + 0.50%	14.89%	—	571,160
Acquisition Finance	SOFR + 1.50%	5.66%	1,989,711	2,104,141
Working capital	SONIA + 1.30%	5.40%	—	259,908
Export Credit Note	SOFR + 1.30%	4.90%	262,063	282,516
Export Credit Note	Fixed rate	4.52%	266,035	274,252
Export Prepayment	SOFR + 1.40%	5.15%	262,654	549,611
			2,780,463	4,041,588
Rumo
ACF	IPCA + 6.48%	11.61%	514,204	494,225
BNDES (Finem)	URTJLP + 2.07%	11.29%	1,263,485	1,428,087
BNDES (Finem)	IPCA	4.12%	26,973	27,050
BNDES (Finem)	TR	1.21%	25,883	27,005
CCB (Bank Credit Certificate)	IPCA + 0.94%	5.80%	779,733	814,423
Debentures	CDI + 0.70%	15.70%	260,587	261,172
Debentures (Law 12.431)	IPCA + 5.75%	10.85%	15,250,096	14,906,454
Export Credit Agency ("ECA")	Euribor + 0,58%	2.69%	8,866	19,543
Senior Notes	Fixed rate	4.73%	4,780,019	5,145,878
			22,909,846	23,123,837
Total			54,258,803	64,227,131
Current			4,942,779	3,918,720
Non-current			49,316,024	60,308,411

33

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, unless otherwise indicated)

b) Movement

	Parent Company	Consolidated
Balance as at January 1, 2025	16,388,391	64,227,131
Proceeds	—	2,935,764
Payment of principal	(6,377,012)	(11,977,560)
Payment of interest	(967,206)	(2,911,654)
Interest on work in progress	—	(36,376)
Interest, exchange rate and fair value	875,268	2,021,498
Balance as at June 30, 2026	9,919,441	54,258,803

c) Offset of assets and liabilities

	Segment	June 30, 2026	December 31, 2025
Assets
Credit Linked Notes	Rumo	5,292,707	5,627,660
TRS	Cosan Corporate	—	3,359,856
Total		5,292,707	8,987,516
Liabilities
NCEs	Rumo	(5,292,707)	(5,627,660)
Debentures (i)	Cosan Corporate	—	(3,359,856)
Total		(5,292,707)	(8,987,516)
Net Balance		—	—

(i)	The debenture balance was settled in January 2026 (Note 2.2.1).

d) Covenants

The Company and its subsidiaries are subject to compliance with various restrictive clauses, both financial and non-financial, established in loan and financing agreements.

As of June 30, 2026, the Company and its subsidiaries were in compliance with all restrictive clauses, both financial and non-financial, stipulated in the aforementioned contracts. Furthermore, some of these debt instruments include cross-default clauses.

34

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, unless otherwise indicated)

5.3 Derivative financial instruments

The Company utilizes derivative instruments, notably swaps, whose fair value is determined based on discounted Cash flows using observable market curves, to manage exposures to foreign exchange, interest rate, and inflation risks. Derivatives are classified according to their economic purpose and hedge accounting qualification.

	Parent Company				Consolidated
	Notional		Fair value		Notional		Fair value
	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
Exchange rate derivatives
Forward agreements	—	—	—	—	(30,346)	(3,082)	(1,886)	(3,498)
FX option agreements	—	—	—	—	246,000	328,500	9,280	4,739
	—	—	—	—	215,654	325,418	7,394	1,241
Commodity derivatives
Forward contract	—	—	—	—	(2,466)	8,610	(416)	(5,808)
	—	—	—	—	(2,466)	8,610	(416)	(5,808)
Foreing exchange and interest rate risk
Swap agreements (interest rate)	200,000	350,000	13,782	14,965	200,000	350,000	13,782	14,965
Swap agreements (interest and FX)	2,839,750	8,554,135	(87,616)	(152,998)	11,311,785	18,507,533	(1,155,784)	(560,354)
Swap agreements (interest and inflation)	—	—	—	—	23,431,093	23,329,194	515,966	377,611
	3,039,750	8,904,135	(73,834)	(138,033)	34,942,878	42,186,727	(626,036)	(167,778)
Share price risk
Swap agreements (TRS)	—	709,561	—	(360,530)	—	709,561	—	(360,530)
Call Spread	—	5,594,212	—	119,314	—	5,594,212	—	119,314
	—	6,303,773	—	(241,216)	—	6,303,773	—	(241,216)

Total of financial instruments			(73,834)	(379,249)			(619,058)	(413,561)

Current assets			—	72,145			90,485	310,981
Non-current assets			13,782	134,239			1,852,137	1,956,127
Current liabilities			—	(369,813)			(1,569,511)	(1,909,404)
Non-current liabilities			(87,616)	(215,820)			(992,169)	(771,265)
Total			(73,834)	(379,249)			(619,058)	(413,561)

The breakout for debt-related and non-debt derivative financial instruments is presented below:

	Parent Company		Consolidated
	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
Debt Financial Instruments	(73,834)	(138,034)	(483,845)	(135,554)
Non-debt financial instruments	—	(241,215)	(135,213)	(278,007)
	(73,834)	(379,249)	(619,058)	(413,561)

Derivative financial instruments related to borrowing transactions are used exclusively for economic hedging purposes and do not constitute speculative transactions.

35

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, unless otherwise indicated)

a) Fair value hedge

Through its subsidiaries, the Company adopts fair value hedge accounting for certain debt transactions. There is a direct economic relationship between the hedged item (fixed-rate loan) and the hedging instrument (interest rate/exchange rate swap), with correspondence in the following aspects:

• Equivalent notional amount;

• Coinciding deadline; and

• Aligned payment period.

The Company establishes a hedging ratio close to 1:1, considering the identity of the underlying risk between the derivative and the hedged risk component of the hedged item. The effectiveness of the hedge is evaluated using the fair value variation comparison method, comparing changes in the fair value of the hedging instrument with changes in the fair value of the hedged item attributable to the hedged risk.

The main potential sources of ineffectiveness identified are:

(i) Reduction or modification of the amount or term of the item covered; and

(ii) Changes in the credit risk of the Company or the counterparties of the swaps.

Carrying amounts for items designated as hedging instruments were as follows:

				Book value		Accumulated fair value from hedge adjustments
	Subsidiary	Index	Notional	June 30. 2026	December 31, 2025	June 30. 2026	December 31, 2025
FX rate risk hedge
Loans, borrowings and debentures
Designated items
Senior Notes 2028	Rumo	US$ + 5,30%	(2,791,600)	(2,433,787)	(2,575,368)	(208,768)	(230,520)
Senior Notes 2032	Rumo	US$ + 4,20%	(2,824,075)	(2,346,232)	(2,570,510)	(255,648)	(193,000)
Total				(4,780,019)	(5,145,878)	(464,416)	(423,520)

Interest rate risk hedge
Loans, borrowings and debentures
Designated items
BNDES Project VIII	Compass	IPCA + 3,25%	(666,664)	(561,015)	(600,312)	90,363	89,242
Debenture 14th issue - 1st Series	Compass	IPCA + 6,80%	(300,000)	(299,469)	(280,866)	7,474	6,401
Debenture 14th issue - 2nd Series	Compass	IPCA + 6,58%	(700,000)	(692,523)	(717,294)	18,853	15,042
Debentures	Rumo	IPCA + 5,62%	(13,630,776)	(14,666,637)	(14,220,199)	(1,975,918)	(1,544,982)
ACF	Rumo	IPCA + 6,48%	(467,321)	(469,586)	(494,225)	(24,787)	(11,288)
Finem	Rumo	TLP + 2,06%	(17,386)	(18,795)	(21,469)	(1,797)	(1,810)
CCB	Rumo	IPCA + 0,94%	(876,320)	(779,733)	(814,423)	(93,063)	(78,121)
Total				(17,487,758)	(17,148,788)	(1,978,875)	(1,525,516)

36

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, unless otherwise indicated)

				June 30, 2026		December 31, 2025
	Subsidiary	Index	Notional	Assets	Liabilities	Assets	Liabilities
FX rate risk hedge
Derivative financial instruments
Currency and interest rate swap
Swap Senior Notes 2028	Rumo	115% CDI	2,791,600	2,445,210	2,875,840	2,591,695	2,852,107
Swap Senior Notes 2032	Rumo	106% CDI	2,824,075	2,383,080	2,806,271	2,612,445	2,801,555
Total				4,828,290	5,682,111	5,204,140	5,653,662

Interest rate risk hedge
Derivative financial instruments
BNDES Project VIII	Compass	99,80% CDI	666,664	579,944	670,536	621,400	712,630
Debenture 14th issue - 1st Series	Compass	90,30% CDI	300,000	310,695	310,659	312,530	308,633
Debenture 14th issue - 2nd Series	Compass	88,27% CDI	700,000	723,113	724,304	729,019	719,685
Swap Debenture	Rumo	104% CDI	13,630,776	14,527,958	14,038,843	14,412,764	14,027,253
ACF	Rumo	96% CDI	467,321	519,456	553,010	499,641	519,387
Finem	Rumo	96% CDI	17,386	19,703	17,483	21,044	19,207
CCB	Rumo	64% CDI	876,320	787,466	880,410	822,384	903,152
Total				17,468,335	17,195,245	17,418,782	17,209,947

b) Fair value option

Certain financial instruments were not designated in formally documented hedge accounting relationships. To eliminate accounting mismatch, the Company elected to irrevocably designate, at initial recognition, certain financial liabilities for measurement at fair value through profit or loss.

This designation applies to the financial liability itself (the hedging instrument), not to the hedged item. Fair value changes attributable to market factors (interest rates, foreign exchange) are recognized in profit or loss for the period. The portion of the change attributable to the Company's own credit risk is recognized directly in shareholders' equity as part of other comprehensive income.

37

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, unless otherwise indicated)

				Carrying amount		Accumulated fair value
	Subsidiary	Index	Notional	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
FX rate risk
Items
PPE - BofA (i)	Moove	SOFR + 1,40%	(50,000)	(262,654)	(549,611)	(360)	1,862
NCE - CTI (i)	Moove	SOFR + 1,30%	(50,000)	(262,063)	(282,516)	252	976
NCE - HSBC (i)	Moove	4.52%	(50,000)	(266,035)	(274,252)	816	1,283
Export Credit Agreement	Rumo	EUR + 0,58%	(6,342)	(8,866)	(4,526)	2	(8)
Scotiabank 2023	Compass	USD + 4,04%	—	—	(828,619)	—	(625)
Total				(799,618)	(1,939,524)	710	3,488

Interest rate risk and inflation
Items
BNDES Projects VI e VII	Compass	IPCA + 4,10%	(66,394)	(57,891)	(67,724)	2,251	2,844
BNDES Project VIII	Compass	IPCA + 3,25%	(580,112)	(537,982)	(575,321)	43,412	41,068
BNDES Project IX	Compass	IPCA + 5,74%	(516,401)	(545,006)	(564,266)	57,550	46,209
BNDES Project IX - Sub A	Compass	IPCA + 5,74%	(279,580)	(281,588)	(291,576)	25,111	19,222
BNDES Project IX - Sub A	Compass	IPCA + 5,74%	(179,502)	(180,181)	(186,576)	13,393	9,574
BNDES Project IX - Sub B	Compass	IPCA + 6,01%	(287,779)	(289,570)	(299,933)	26,466	20,339
Debenture 9th issue - 1st Series	Compass	IPCA + 5,12%	(500,000)	(582,781)	(575,279)	86,181	75,823
Debenture 9th issue - 2nd Series	Compass	IPCA + 5,22%	(500,000)	(518,916)	(530,740)	144,811	120,271
Debenture 11th issue - 1st Series	Compass	IPCA + 6,38%	(750,000)	(746,385)	(757,552)	87,380	58,101
Debenture 11th issue - 2nd Series	Compass	IPCA + 6,45%	(750,000)	(715,648)	(739,987)	105,660	68,957
Debenture 12th issue – Single series	Compass	IPCA + 7,17%	(600,000)	(603,450)	(619,902)	9,764	(18,877)
Debenture 2nd issue – Single series	Compass	IPCA + 7,44%	(800,000)	(851,444)	(881,057)	16,311	3,057
Debentures	Rumo	IPCA + 4,68%	—	—	(169,600)	—	(473)
Debentures	Rumo	IPCA + 4,50%	(600,000)	(845,375)	(788,138)	(60,078)	(63,542)
Total				(6,756,217)	(7,047,651)	558,212	382,573

38

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, unless otherwise indicated)

				Book value
	Subsidiary	Index	Notional	June 30, 2026	December 31, 2025
FX rate risk
Derivatives instruments
PPE - BofA (i)	Moove	CDI + 0.79%	50,000	(12,660)	10,069
NCE - CITI (i)	Moove	CDI + 0.60%	50,000	(13,517)	(9,119)
NCE - HSBC (i)	Moove	CDI + 0.50%	50,000	(34,681)	(2,295)
FX and interest rate swap	Rumo	BRL + 108% CDI	6,342	2,189	6,000
Scotiabank 2023	Compass	CDI + 1.30%	—	—	69,736
Total				(58,669)	74,391
Interest rate risk and inflation
Derivatives instruments
BNDES Projects VI and VII	Compass	87,50% CDI	66,394	(2,280)	(3,048)
BNDES Project VIII	Compass	82,94% CDI	580,112	(43,731)	(42,744)
BNDES Project IX	Compass	98,90% CDI	516,401	38,501	33,502
BNDES Project IX - Sub A	Compass	95,55% CDI	279,580	5,001	1,745
BNDES Project IX - Sub A	Compass	92,35% CDI	179,502	2,876	783
BNDES Project IX - Sub B	Compass	98,49% CDI	287,779	4,440	1,149
Debenture 9th issue - 1st Series	Compass	109,20% CDI	500,000	51,120	37,108
Debenture 9th issue - 2nd Series	Compass	110,60% CDI	500,000	(7,654)	(7,512)
Debenture 11th issue - 1st Series	Compass	100,45% CDI	750,000	(35,526)	(37,594)
Debenture 11th issue - 2nd Series	Compass	99,70% CDI	750,000	(53,979)	(48,653)
Debenture 12th issue – Single series	Compass	95,66% CDI	600,000	38,049	44,360
Debenture 2nd issue – Single series	Compass	97,40% CDI	800,000	16,398	(14,363)
Debentures	Rumo	107% CDI	—	—	24,126
Debentures	Rumo	103% CDI	600,000	216,174	179,919
Total				229,389	168,778

(i)	Notional presented in thousands of U.S. dollars.

c) Cash flow hedge

Compass

Indirect subsidiary Edge Comercialização S.A. ("Edge") executed natural gas sales transactions with prices indexed to Brent. To mitigate exposure to volatility in this index, Edge formally designated such contracts as Cash flows hedge relationships.

Indirect subsidiary Terminal de Regaseificação de GNL de São Paulo ("TRSP") adopted hedge accounting to protect against Cash flows variability arising from foreign exchange risk. The strategy consists of using a U.S. dollar-denominated lease liability, already contracted, as a hedge for highly probable future revenues also denominated in U.S. dollars, projected over a 20-year horizon, due 2043.

Effective hedge gains and losses are initially recognized in other comprehensive income and reclassified to profit or loss when the hedged Cash flows actually occur.

39

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, unless otherwise indicated)

Rumo

To mitigate the effects of foreign exchange volatility on highly probable future Cash flows, subsidiary Rumo contracted derivative financial instruments in the form of currency swaps and designated them as Cash flows hedges. The hedging relationship was documented at inception, with prospective effectiveness testing and subsequent retrospective assessment. Hedge effects are recognized in equity within "Other Comprehensive Income" and reclassified to profit or loss when the hedged Cash flows actually occur.

The impact of items protected by hedge accounting on the statement of financial position is presented below:

The impact of hedged items on the balance sheet is presented below:

				Carrying amount
	Subsidiary	Risk	Nocional	June 30, 2026	December 31, 2025
Financial instrument
Future	Edge	Price	(7,223)	3,124	(4,654)
Leasing	TRSP	Exchange	3,317,752	(97,416)	(208,509)
Swap exchange rate and interest	Rumo	Exchange	1,037,179	(187,705)	(109,510)
Total				(281,997)	(322,673)
(-) Deferred tax				95,879	109,709

The effect of Cash flows hedging on the income statement and other comprehensive income is shown below:

			Write-offs		Ineffectiveness
	Balance as of January 1, 2026	Designations	Net sales	Cost of sales	Financial results	Balance as of June 30, 2026
Financial instrument
Future	(4,654)	(9,087)	52,475	(30,270)	(5,340)	3,124
Leasing	(208,509)	108,206	2,638	—	249	(97,416)
Swap exchange rate and interest	(109,510)	(126,860)	—	48,665	—	(187,705)
Total	(322,673)	(27,741)	55,113	18,395	(5,091)	(281,997)

Sources of hedge accounting ineffectiveness, although historically immaterial, may arise from the following factors:

(i) Timing mismatches between Cash flows of hedged items and hedging instruments;

(ii) Use of distinct reference indices, resulting in divergent risk curves between hedged items and hedging instruments;

(iii) Differing effects of counterparty credit risk and the entity’s own credit risk on fair value changes of hedging instruments and hedged items;

(iv) Changes in projections of expected Cash flows for hedged items and hedging instruments.

The Company continuously monitors sources of ineffectiveness, employing quantitative and qualitative analyses to assess impacts on fair value and hedge effectiveness. These practices align with accounting and treasury policies.

40

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, unless otherwise indicated)

5.4 Related parties

a) Trade receivable and payable with related parties:

	Parent Company		Consolidated
	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
Current assets
Commercial operations
Raízen S.A. and its subsidiaries	6,762	3,278	37,200	70,001
Rumo S.A. and its subsidiaries	35,177	21,324	—	—
CLI Sul S.A.	10	10	25,873	14,431
Cosan Lubrificantes e Especialidades S.A.	4,750	4,309	—	—
Compass Gás e Energia S.A. and its subsidiaries	20,223	15,207	—	—
Termag - Terminal Marítimo de Guarujá S.A.	—	—	14,286	14,286
Associação Gestora da Ferrovia Internado Porto de Santos (AG-FIPS)	—	—	70,102	49,397
Radar Gestão de Investimentos S.A.	—	1,299	—	1,299
Radar Group	1,859	1,017	—	—
BTG Pactual and its subsidiaries	—	—	26,967	—
Other	808	325	3,210	501
	69,589	46,769	177,638	149,915
Financial operations
Raízen S.A. and its subsidiaries	51,252	49,634	51,252	49,634
Cosan Lubrificantes e Especialidades S.A.	17,719	21,433	—	—
	68,971	71,067	51,252	49,634

Total current assets	138,560	117,836	228,890	199,549

Non-current assets
Commercial operations
Termag - Terminal Marítimo de Guarujá S.A.	—	—	—	8,333
	—	—	—	8,333

Financial operations
Cosan Lubrificantes e Especialidades S.A.	107,647	102,476	—	—
CLI Sul S.A.	—	—	—	12,000
Other	—	—	14	15
Aguassanta Negócios S.A.	2,696	—	2,696	—
	110,343	102,476	2,710	12,015
Total non-current assets	110,343	102,476	2,710	20,348
Related parties receivables	248,903	220,312	231,600	219,897

41

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, unless otherwise indicated)

	Parent Company		Consolidated
	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
Current liabilities
Commercial operations
Raízen S.A. and its subsidiaries	9,678	5,585	142,400	164,788
Termag - Terminal Marítimo de Guarujá S.A.	—	—	515	95
Associação Gestora da Ferrovia Interna do Porto de Santos (AG-FIPS)	—	—	29,241	43,607
Compass Gás e Energia S.A. and its subsidiaries	6	518	—	—
Cosan Lubrificantes e Especialidades S.A.	5,765	53	—	—
BTG Pactual and subsidiaries	—	—	2,448	—
Other	108	328	2,688	315
	15,557	6,484	177,292	208,805
Financial and corporate operations
Raízen S.A. and its subsidiaries	144,380	110,186	146,659	111,548
Cosan Lubrificantes e Especialidades S.A.	17,176	13,914	—	—
Cosan Overseas Limited	33,449	35,554	—	—
Cosan Luxembourg S.A.	—	67,424	—	—
Other	—	—	564	563
	195,005	227,078	147,223	112,111

Total current liabilities	210,562	233,562	324,515	320,916

Non-current liabilities
Commercial operations
Other	68	87	69	88
	68	87	69	88
Financial operations
Cosan Lubrificantes e Especialidades S.A.	668,685	617,920	—	—
Cosan Luxembourg S.A. (i)	—	2,008,376	—	—
Aguassanta Negócios S.A. (ii)	30,780	—	30,780	—
Cosan Overseas Limited	2,606,418	2,770,458	—	—
Raízen S.A. and its subsidiaries	1,078	1,078	1,078	1,078
	3,306,961	5,397,832	31,858	1,078
Total non-current liabilities	3,307,029	5,397,919	31,927	1,166
Payables to related party	3,517,591	5,631,481	356,442	322,082

(i)	On January 23, 2026, Cosan S.A., together with its subsidiary Cosan Lux, settled the loans contracted under the export prepayment (PPE) and Floating Rate Notes (FRN) modalities.
(ii)	The balance relates to provisions for legal proceedings arising from a corporate reorganization whereby the entities succeeded by Aguassanta contributed capital, together with the assets and liabilities of their sugar and ethanol operations, to Irmãos Franceschi Agrícola Industrial e Comercial Ltda. (currently the Company). Following this transaction, the Company succeeded to the industrial and agricultural operations and became responsible for the related liabilities, including the management of legal proceedings, litigation costs and any resulting settlements or judgments, notwithstanding that such obligations remain formally registered under Aguassanta's CNPJ. The Company recognizes these obligations as it has assumed control over, and the risks and rewards associated with, the succeeded operations.

42

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, unless otherwise indicated)
b) Transactions with related parties:

	Parent Company				Consolidated
	Period of three months ended June 30,		Period of six months ended June 30,		Period of three months ended June 30,		Period of six months ended June 30,
	2026	2025	2026	2025	2026	2025	2026	2025
Operating income
Raízen S.A. and its subsidiaries	—	—	—	—	288,280	218,966	386,733	352,035
CLI Sul S.A.	—	—	—	—	735	—	1,011	—
BTG Pactual and subsidiaries	—	—	—	—	284,025	—	458,242	—
Other	—	—	—	—	—	(1,021)	—	2,642
	—	—	—	—	573,040	217,945	845,986	354,677
Purchase of products / inputs / services
Raízen S.A. and its subsidiaries	(341)	(528)	(504)	(558)	(656,548)	(642,638)	(1,219,699)	(1,150,265)
Radar Gestão de Investimentos S.A.	—	—	—	—	(10,824)	(15,100)	(21,649)	(30,329)
Termag - Terminal Marítimo de Guarujá S.A.	—	—	—	—	(10,820)	—	(34,470)	—
BTG Pactual and subsidiaries	—	—	—	—	(4,849)	—	(11,134)	—
Other	—	—	—	—	—	(2,625)	—	(3,875)
	(341)	(528)	(504)	(558)	(683,041)	(660,363)	(1,286,952)	(1,184,469)
Shared income (expenses)
Compass Gás e Energia S.A. and its subsidiaries	8,472	13,582	16,319	31,945	—	—	—	—
Cosan Lubrificantes e Especialidades S.A.	1,822	2,334	3,540	5,426	—	—	—	—
Raízen S.A. and its subsidiaries	(935)	(960)	(2,424)	(479)	(21,655)	(26,050)	(49,243)	(50,152)
Rumo S.A. and its subsidiaries	13,017	16,967	25,293	33,899	—	—	—	—
Associação Gestora da Ferrovia Interna do Porto de Santos (AG-FIPS)	—	—	—	—	(32,299)	(34,587)	(68,140)	(59,711)
BTG Pactual and subsidiaries	—	—	—	—	28,738	—	28,935	—
Other	1,162	1,301	1,661	2,083	(167)	44	(680)	46
	23,538	33,224	44,389	72,874	(25,383)	(60,593)	(89,128)	(109,817)
Financial result
Cosan Luxembourg S.A.	—	77,185	35,469	241,001	—	—	—	—
Cosan Overseas Limited	(30,082)	86,751	59,467	255,741	—	—	—	—
Raízen S.A. and its subsidiaries	—	—	—	(10,507)	—	—	—	(10,507)
Moove Lubricants Limited	—	1	—	(4)	—	—	—	—
BTG Pactual and subsidiaries (i)	(49,203)	—	(50,342)	—	6,416	—	29,578	—
Ligga S.A.	—	5,240	—	10,410	—	5,240	—	10,410
Other	(5)	—	(9)	—	(5)	—	(9)	—
	(79,290)	169,177	44,585	496,641	6,411	5,240	29,569	(97)
Total	(56,093)	201,873	88,470	568,957	(128,973)	(497,771)	(500,525)	(939,706)

(i)	As disclosed in Explanatory Note 5.8, of the total interest accrued and principal repayments made during the period, R$ 145,191 and R$ 137,885, respectively, relate to transactions with BTG Pactual, a related party of the Company. As of June 30, 2026, the outstanding balance payable to this related party totaled R$ 2,008,473. Additionally, the financial result balance with BTG Pactual Holding Participações SA and its subsidiaries includes income from financial investments held with that institution, in the amount of R$ 174,769, the balance of which was R$ 3,237,670 at the end of the period. These transactions were carried out under market conditions (arm's length).

43

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, unless otherwise indicated)

c) Other transactions:

As mentioned in Explanatory Note 2.1.6, among the transaction costs recorded in shareholders’ equity, R$ 11,345 were paid to BTG in its capacity as lead coordinator of Compass's initial public offering of shares.

As disclosed in Explanatory Note 2.2.2, of the total transaction costs paid during the period and recognized as transaction costs, R$ 27,424 were paid to BTG.

d) Managers’ and directors’ compensation:

	Parent Company				Consolidated
	Period of three months ended June 30,		Period of six months ended June 30,		Period of three months ended June 30,		Period of six months ended June 30,
	2026	2025	2026	2025	2026	2025	2026	2025
Short-term employee and key management benefits	11,929	34,301	23,097	43,747	43,873	67,156	85,897	107,148
Share based compensation	4,399	4,239	17,159	7,590	21,544	8,208	38,095	15,840
Post-employment benefits	77	53	154	107	757	671	1,421	1,273
Other long-term benefits	—	—	—	—	2,244	486	2,244	971
Total	16,405	38,593	40,410	51,444	68,418	76,521	127,657	125,232

44

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, unless otherwise indicated)

5.5 Trade payable

	Parent Company		Consolidated
	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
Material and services suppliers	1,877	870	3,168,578	3,284,618
Natural gas / transport and logistics suppliers	—	—	951,902	812,884
	1,877	870	4,120,480	4,097,502

Current	1,877	870	4,100,978	4,078,511
Non-current	—	—	19,502	18,991
Total	1,877	870	4,120,480	4,097,502

5.6 Recognized fair value measurement

The carrying amounts of short-term financial assets and liabilities do not differ significantly from their fair value. The carrying amounts and fair value of consolidated assets and liabilities are as follows:

		Accounting Balance		Assets and liabilities measured at fair value
		June 30, 2026	December 31, 2025	June 30, 2026			December 31, 2025
	Note			Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Investments funds	5.1	3,930,761	2,525,668	—	3,930,761	—	—	2,525,668	—
Marketable securities		5,555,061	2,992,593	—	5,555,061	—	307,177	2,685,416	—
Other financial assets		339	5,805	339	—	—	5,805	—	—
Investment properties (i)		16,259,761	18,221,781	—	—	16,259,761	—	—	18,221,781
Derivative financial instruments	5.3	1,942,622	2,267,108	—	1,942,622	—	—	2,267,108	—
Total		27,688,544	26,012,955	339	11,428,444	16,259,761	312,982	7,478,192	18,221,781
Liabilities
Loans, borrowings and debentures	5.2	(54,258,803)	(64,227,131)	—	(55,830,313)	—	—	(64,136,362)	—
Derivative financial instruments	5.3	(2,561,680)	(2,680,669)	—	(2,561,680)	—	—	(2,680,669)	—
Other accounts payable (ii)		(11,854)	(11,854)	—	—	(11,854)	—	—	(11,854)
Total		(56,832,337)	(66,919,654)	—	(58,391,993)	(11,854)	—	(66,817,031)	(11,854)

(i)	The fair value of investment properties was determined based on the direct comparative method of market data applied to transactions with similar properties (type, location, and quality of property) and, to some extent, based on sales quotations for potential transactions with comparable assets (level 3). The methodology used in determination the fair value takes into account direct comparisons of market information, such as market research, homogenization of values, spot market prices, sales, distances, facilities, land access, topography and soil, land use (type of crop), and rainfall level , among other data, in accordance with the standards issued by the Brazilian Association of Technical Standards (“ABNT”). For the period ending June 30, 2026, the discount rate used was 9.24% per annum (9.25% per annum on December 31, 2025).
(ii)	This refers to the contingent consideration (earn-out) negotiated in the acquisition process of the indirect subsidiary Biometano Verde Paulínia, measured at fair value using a assessment technique based on the present value of expected cash flows. The measurement considers the monetary restatement stipulated in the contract.

45

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, unless otherwise indicated)

For debts whose market value is quoted on the Luxembourg Stock Exchange (or “LuxSE”), the fair value measurement is based on the quoted market price as follows:

Debts	Company	June 30, 2026	December 31, 2025
Senior Notes due 2028	Rumo Luxembourg S.à r.l.	98.51%	97.32%
Senior Notes due 2032	Rumo Luxembourg S.à r.l.	89.54%	84.30%

5.7 Financial risk management

a) Market Risk

Foreign exchange risk

The Company presents the following net exposure to foreign exchange variation of assets and liabilities denominated in US dollars, euros and British pounds, for companies whose functional currency is the Brazilian real.

	June 30, 2026	December 31, 2025
Cash and cash equivalents	425,978	649,107
Marketable securities	64,394	97,005
Trade receivable	379,656	71,555
Trade payables	(560,705)	(417,312)
Loans, borrowings and debentures	(8,273,085)	(15,949,122)
Lease	(1,879,662)	(2,043,650)
Consideration payable	(161,831)	(195,057)
Derivative financial instruments (notional)	7,152,764	14,851,873
Foreign exchange exposure, net	(2,852,491)	(2,935,601)

The likely scenario considers the estimated exchange rates at the maturity of the transactions, as presented below:

			Scenarios
Instrument	Risk factor	Probable	25%	50%	(25%)	(50%)
Cash and cash equivalents	Low FX rate	4,425	110,374	216,322	(101,523)	(207,471)
Marketable securities	Low FX rate	415	16,618	32,820	(15,787)	(31,989)
Trade receivable	Low FX rate	2,707	98,044	193,381	(92,630)	(187,967)
Trade payables	High FX rate	(5,643)	(145,233)	(284,823)	133,946	273,537
Loans, borrowings and debentures	High FX rate	(53,855)	(2,116,784)	(4,202,293)	2,054,231	4,139,739
Lease	High FX rate	(12,131)	(485,079)	(958,027)	460,818	933,766
Consideration payable	High FX rate	(1,042)	(41,681)	(82,319)	39,597	80,235
Derivative financial instruments (notional)	Low FX rate	(99,463)	1,546,817	3,163,350	(1,662,700)	(3,242,124)
Impacts on profit or loss before taxes		(160,242)	(843,188)	(1,578,462)	650,905	1,423,288
Impacts on other comprehensive income		(4,345)	(173,736)	(343,127)	165,047	334,438

46

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, unless otherwise indicated)

	Exchange rate sensitivity analysis
	June 30, 2026	Scenarios
		Probable	25%	50%	(25%)	(50%)
U.S.$	5.1766	5.2100	6.5125	7.8150	3.9075	2.6050
Euro	5.9106	6.1999	7.7499	9.2999	4.6499	3.1000
GBP	6.8637	7.1377	8.9221	10.7066	5.3533	3.5689

 Interest rate risk

The following is a sensitivity analysis of interest rates on loans and borrowings, leasing, and other liabilities, with a counterpart to investments in CDI, with increases and reductions of 25% and 50%, before taxes:

		Scenarios
Interest rate exposure	Probable	25%	50%	(25%)	(50%)
Cash and cash equivalents	1,838,243	2,297,800	2,757,373	1,378,685	919,129
Marketable securities	731,499	914,350	1,097,249	548,601	365,750
Restricted cash	32,080	40,100	48,120	24,060	16,040
Lease and concession in installments	(121,241)	(151,507)	(181,861)	(90,887)	(60,620)
Leases liabilities	(490,416)	(504,320)	(518,307)	(476,483)	(462,579)
Derivative financial instruments	(2,987,855)	(3,815,892)	(4,591,646)	(2,266,268)	(1,487,291)
Loans, borrowings and debentures	(3,972,730)	(4,762,650)	(5,703,851)	(2,970,386)	(2,023,770)
Other financial liabilities	(105,744)	(132,180)	(158,617)	(79,308)	(52,873)
Put option liability on subsidiary shares	(578,777)	(745,334)	(888,001)	(460,001)	(317,334)
Liability from financing secured by shares	(462,061)	(546,335)	(649,762)	(339,483)	(236,056)
Impacts on profit or loss before taxes	(6,117,002)	(7,405,968)	(8,789,303)	(4,731,470)	(3,339,604)

The likely scenario considers the estimated interest rate, calculated by a specialized third party and the Central Bank of Brazil ("BACEN"), as presented below:

		Scenarios
	Probable	25%	50%	(25%)	(50%)
SELIC	13.98%	17.47%	20.97%	10.48%	6.99%
CDI	13.88%	17.35%	20.82%	10.41%	6.94%
TJLP462 (TJLP + 1% p.a.)	9.90%	12.13%	14.35%	7.68%	5.45%
TJLP	8.90%	11.13%	13.35%	6.68%	4.45%
IPCA	4.33%	5.41%	6.50%	3.25%	2.17%
IGPM	3.85%	4.81%	5.77%	2.88%	1.92%
Fed Funds	3.25%	4.06%	4.88%	2.44%	1.63%
SOFR	3.16%	3.95%	4.74%	2.37%	1.58%
CPI	2.08%	2.60%	3.13%	1.56%	1.04%

47

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, unless otherwise indicated)

Price risk

  Natural Gas
		Scenarios
Instrument	Risk factor	Exposure	Provável	25%	50%	(25%)	(50%)
Commodities derivatives	Price Change in US$ / bbl	(2,242)	(416)	23,836	48,088	(24,668)	(48,920)

Call Option (“Call”)

The Company holds a purchase option that grants it the right to repurchase all of Cosan Nove 's preferred shares, which may be exercised starting in the third year after the signing of the respective agreements, in December 2022.

On June 30, 2026, the purchase option was underpriced.

Contingent put option

In the shareholders' agreement signed in December 2022 between the Company and Itaú, regarding the issuance of Cosan Nove preferred shares, it was defined that the financial institution holds a contingent put option, exercisable only when specific material adverse effects, as stipulated in the contract, occur. These effects are under the Company's control and, therefore, do not constitute a financial obligation.

The option's exercise price is calculated based on the initial investment value, adjusted by a CDI rate + spread, less dividends received by the non-controlling shareholder during that period. As of June 30, 2026, the exercise price of this option is R$ 2,660,300.

b) Credit risk

The Company's regular operations expose it to potential defaults when customers, suppliers, and counterparties fail to meet their financial or other obligations. The credit risk exposure was as follows:

	June 30, 2026	December 31, 2025
Cash and cash equivalents	13,357,975	27,243,683
Trade receivables	4,575,675	3,669,163
Marketable securities	5,555,061	2,685,417
Restricted cash	231,069	228,768
Financial guarantees	5,267,757	2,620,840
Derivative financial instruments	1,942,622	2,267,108
Receivables from related parties	231,600	219,897
Receivable dividends and interest on equity	51,664	35,410
Other financial assets	339	5,805
Total	31,213,762	38,976,091

48

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, unless otherwise indicated)

The Company is exposed to risks related to its cash management activities and temporary investments.

The credit risk of cash and cash equivalents, marketable securities, restricted cash, and derivatives financial instruments is determined by widely accepted market rating agencies, as presented below:

	June 30, 2026	December 31, 2025
AAA	20,403,093	23,289,686
AA	618,933	9,037,928
Not rated	64,701	97,362
Total	21,086,727	32,424,976

c) Liquidity risk

The Company's financial liabilities, classified by maturity dates (based on contracted undiscounted cash flows), are as follows:

	June 30, 2026					December 31, 2025
	Up to 1 year	From 1 to 2 years	From 2 to 5 years	Over 5 years	Total	Total
Loans, borrowings and debentures	(8,567,554)	(14,514,049)	(30,695,030)	(47,565,622)	(101,342,255)	(118,589,890)
Trade payables	(4,100,978)	(19,502)	—	—	(4,120,480)	(4,097,502)
Other financial liabilities	(602,387)	—	—	—	(602,387)	(1,096,884)
Installment of tax debts	(14,012)	(18,429)	(9,996)	(234,405)	(276,842)	(255,718)
Leases	(978,408)	(965,782)	(1,087,033)	(20,812,074)	(23,843,297)	(24,000,264)
Lease and concession in installments	(250,502)	(246,160)	(488,744)	(225,301)	(1,210,707)	(1,106,126)
Related party payables	(324,515)	(31,927)	—	—	(356,442)	(322,082)
Dividends payable	(324,698)	—	—	—	(324,698)	(226,484)
Consideration payable	(9,059)	(9,059)	(31,318)	(87,619)	(137,055)	(155,311)
Derivative financial instruments	(2,197,528)	(1,755,360)	(646,112)	12,184,735	7,585,735	7,800,848
Sectoral financial liabilities (i)	(87,702)	—	—	—	(87,702)	(96,719)
Put option liability on subsidiary shares	—	—	(1,333,333)	(2,666,667)	(4,000,000)	(4,000,000)
Liability from financing secured by shares	(3,247,156)	—	—	—	(3,247,156)	(3,225,338)
	(20,704,499)	(17,560,268)	(34,291,566)	(59,406,953)	(131,963,286)	(149,371,470)

(i)	The Company, through its subsidiary Compass, maintains a sector-specific liability classified as a non-current liability. This liability arises from regulatory obligations specific to the natural gas distribution sector.

Due to uncertainty regarding the exact payment date of these obligations, the liability was not included in the maturity schedule. The Company recognizes this liability in accordance with applicable accounting standards, pending regulatory definition to determine the settlement schedule.

5.8 Obligation to repurchase shares of a subsidiary

June 30, 2026
Balance as of January 1, 2026	3,844,648
Amortization of funding costs	11,108
Interest rate update	290,537
Amortization	(275,769)
Balance as of June 30, 2026	3,870,524

49

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, unless otherwise indicated)

6 Investment in subsidiaries
6.1 Investments in subsidiaries

a) Parent Company

	Balance as of January 1, 2026	Interest in earnings of investors	Capital increase	Transactions with shareholders	Other comprehensive income	Declared dividends	Purchase of shareholding (2.1.6)	Incorporation of a subsidiary (i)	Other	Balance as of June 30, 2026	Dividends receivable
Corporate
Cosan Corretora de Seguros Ltda.	6,792	4,286	—	—	—	—	—	—	—	11,078	—
Cosan Nove Participações S.A.	6,491	248	—	—	—	—	—	—	—	6,739	—
Cosan Dez Participações S.A.	5,041,185	457,839	14,000		94,405	(453,877)		(1,252,773)	15,569	3,916,348	189,825
Cosan Oito S.A.	—	—	—	—	—	—	—	—	—	—	—
Cosan Global	103,057	(37,332)	—	—	—	—	—	—	—	65,725	—
Fundo Celeste de Investimento	490,295	38,672	—	—	—	—	—	—	—	528,967	—
Cosan Luxembourg S.A.	—	(284,953)	429,489	—	—	—	—	—	—	144,536	—
Other	24,796	(193)	(60)	—	(603)	—	—	—	(57)	23,883	—
Radar
Radar II Propriedades Agrícolas S.A.	1,291,759	12,539	—	—	62	(5,162)	—	—	—	1,299,198	—
Radar Propriedades Agrícolas S.A.	246,182	12,084	—	—	—	(20,541)	—	—	—	237,725	—
Nova Agrícola Ponte Alta S.A.	515,506	5,424	—	—	—	—	—	—	—	520,930	10,085
Nova Santa Bárbara Agrícola S.A.	13,119	252	—	—	—	—	—	—	—	13,371	—
Nova Amaralina S.A. Propriedades Agrícolas	262,881	4,045	—	—	—	—	—	—	—	266,926	3,494
Terras da Ponte Alta S.A.	99,498	(2,158)	—	—	—	—	—	—	—	97,340	—
Paineira Propriedades Agrícolas S.A.	243,684	6,041	—	—	—	—	—	—	—	249,725	—
Manacá Propriedades Agrícolas S.A.	239,235	5,353	—	—	—	—	—	—	—	244,588	—
Castanheira Propriedades Agrícolas S.A.	334,509	(37,491)	1,038	—	—	(5,803)	—	—	—	292,253	—
Tellus Brasil Participações S.A.	812,875	(3,950)	—	—	—	(5,473)	—	—	—	803,452	—
Janus Brasil Participações S.A.	1,286,450	10,533	—	—	—	(3,083)	—	—	—	1,293,900	—
Duguetiapar Empreendimentos e Participações S.A.	197	1	—	—	—	—	—	—	—	198	43
Gamiovapar Empreendimentos e Participações S.A.	147,453	3,725	—	—	—	(1,859)	—	—	—	149,319	—
Moove
Moove Lubricants Holdings	1,211,742	158,400	—	—	(59,838)	—	—	—	—	1,310,304	—
Cosan Paraguay S.A.	142	15	—	—	—	—	—	—	—	157	—
Rumo
Rumo S.A.	4,196,010	184,523	—	18,991	(17,409)	—	—	—	3,693	4,385,808	60,981
Compass
Compass Gás e Energia S.A.	—	12,245	—	1,592,691	911	—	(2,289,128)	1,171,665	5,150	493,534	—
Total investment in subsidiaries	16,573,858	550,148	444,467	1,611,682	17,528	(495,798)	(2,289,128)	(81,108)	24,355	16,356,004	264,428
Corporate
Pasadena Empreendimentos e Participações S.A.	(287)	(16)	—	—	—	—	—	—	(15)	(318)	—
Cosan Luxembourg S.A.	(371,031)	—	371,031	—	—	—	—	—	—	—	—
Total provision for uncovered liability of subsidiary	(371,318)	(16)	371,031	—	—	—	—	—	(15)	(318)	—
Total	16,202,540	550,132	815,498	1,611,682	17,528	(495,798)	(2,289,128)	(81,108)	24,340	16,355,686	264,428

(i)	On April 27, 2026, the partial and disproportionate spin-off of Cosan Dez Participações S.A. (“Cosan Dez”) was approved, with the transfer to the Company of the stake previously held indirectly in Compass Gás e Energia S.A. (“Compass”), without impacting the Company's shareholders’ equity or share capital.

50

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, unless otherwise indicated)

6.2 Non-controlling interest in subsidiaries
	Balance as of January 1, 2026	Interested in earnings of investees	Capital increase	Other comprehensive income	Dividends	Transaction with shareholders	Other	Balance as of June 30, 2026
Compass
Companhia de Gás de São Paulo - COMGÁS	28,586	5,688	—	315	(4,933)	—	1,793	31,449
Commit Gás S.A.	1,400,005	87,640	—	10	(127,428)	—	—	1,360,227
Companhia Paranaense de Gás - COMPAGAS	448,228	11,938	—	21	(9,699)	—	—	450,488
Biometano Verde Paulínia S.A.	233,436	(10,014)	—	—	—	—	—	223,422
Compass Gás e Energia	639,149	84,816	—	14,786	—	693,032	5,378	1,437,161
Rumo
Rumo S.A.	9,852,429	432,883	—	(40,025)	(15,601)	62,029	9,170	10,300,885
Moove
Moove Lubricants Holdings	721,580	84,460	—	(25,645)	—	—	79	780,474
Corporativo
Cosan Limited Partners Brasil Consultoria Ltda	5	—	—	—	—	—	—	5
Cosan Nove Participações S.A.	946	37	—	—	—	—	(3)	980
Radar
Janus Brasil Participações S.A.	5,229,793	42,997	—	—	(12,535)	—	—	5,260,255
Tellus Brasil Participações S.A.	3,304,581	(16,060)	—	—	(22,253)	—	—	3,266,268
Gamiovapar Empreendimentos e Participações S.A.	599,441	15,146	—	—	(7,559)	—	—	607,028
Duguetiapar Empreendimentos e Participações S.A.	801	4	—	—	—	—	—	805
Radar II Propriedades Agrícolas S.A.	1,291,759	12,539	—	62	(5,162)	—	—	1,299,198
Radar Propriedades Agrícolas S.A.	246,182	12,084	—	—	(20,541)	—	—	237,725
Nova Agrícola Ponte Alta S.A.	515,506	5,424	—	—	—	—	—	520,930
Nova Santa Bárbara Agrícola S.A.	13,119	252	—	—	—	—	—	13,371
Nova Amaralina S.A. Propriedades Agrícolas	262,881	4,045	—	—	—	—	—	266,926
Terras da Ponte Alta S.A.	99,498	(2,158)	—	—	—	—	—	97,340
Paineira Propriedades Agrícolas S.A.	243,684	6,041	—	—	—	—	—	249,725
Manacá Propriedades Agrícolas S.A.	239,235	5,353	—	—	—	—	—	244,588
Castanheira Propriedades Agrícolas S.A.	334,560	(37,491)	1,038	—	(5,803)	—	—	292,304
Total	25,705,404	745,624	1,038	(50,476)	(231,514)	755,061	16,417	26,941,554

51

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, unless otherwise indicated)

7 Property, plant and equipment, intangible assets and goodwill

7.1 Property, plant and equipment

	Consolidated							Parent Company
	Land, buildings and improvements	Machines, equipment and installations	Wagons and locomotives	Permanent railways	Construction in progress	Other assets	Total	Total
Cost
Balance as of January 1, 2026	2,578,507	4,323,347	10,773,276	15,580,338	10,410,737	480,985	44,147,190	96,530
Additions	—	1,557	—	—	3,643,061	780	3,645,398	5,185
Write-offs	(76)	(1,322)	(41,284)	(3,983)	(6,083)	(32,521)	(85,269)	—
Transfers (i)	77,083	643,491	976,620	1,771,001	(3,617,393)	95,743	(53,455)	(70)
Exchange differences	(15,621)	(28,048)	—	—	(193)	(17,992)	(61,854)	—
Balance as of June 30, 2026	2,639,893	4,939,025	11,708,612	17,347,356	10,430,129	526,995	47,592,010	101,645

Depreciation
Balance as of January 1, 2026	(782,031)	(1,576,832)	(6,039,684)	(7,972,529)	(702,495)	(277,894)	(17,351,465)	(66,227)
Additions	(38,302)	(144,359)	(328,277)	(350,328)	—	(25,407)	(886,673)	(5,893)
Write-offs	76	1,110	40,666	219	—	20,701	62,772	—
Transfers (i)	(197)	3,298	(1,960)	—	—	(3,101)	(1,960)	—
Exchange differences	5,543	13,528	—	—	—	10,296	29,367	—
Impairment	—	(87,807)	(169,191)	(333,536)	276,283	—	(314,251)	—
Balance as of June 30, 2026	(814,911)	(1,791,062)	(6,498,446)	(8,656,174)	(426,212)	(275,405)	(18,462,210)	(72,120)

Balance as of January 1, 2026	1,796,476	2,746,515	4,733,592	7,607,809	9,708,242	203,091	26,795,725	30,303
Balance as of June 30, 2026	1,824,982	3,147,963	5,210,166	8,691,182	10,003,917	251,590	29,129,800	29,525

(i)	The remaining balance in the transfer line includes the amount of R$ 40,737 for intangible assets and R$ 14,677 for recoverable taxes.

52

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, unless otherwise indicated)

7.2 Intangible assets and goodwill

	Consolidated								Parent Company
	Goodwill	Concession right	Licenses	Trademarks and patents	Customer relationships	Supply Agreement	Other	Total	Total
Cost
Balance as of January 1, 2026	1,763,889	30,268,295	247,422	193,451	3,111,404	574,363	931,540	37,090,364	31,117
Additions	—	906	—	—	42,440	—	32,837	76,183	102
Write-offs	—	(30,586)	—	—	—	—	(2,154)	(32,740)	—
Transfers (i)	—	698,435	—	—	163	—	43,520	742,118	69
Exchange differences	(40,638)	(2,773)	4,192	(10,328)	(70,537)	—	(10,033)	(130,117)	—
Balance as of June 30, 2026	1,723,251	30,934,277	251,614	183,123	3,083,470	574,363	995,710	37,745,808	31,288

Amortization
Balance as of January 1, 2026	—	(7,740,953)	(88,060)	(9,884)	(1,973,136)	—	(571,705)	(10,383,738)	(19,402)
Additions	—	(580,528)	(3,476)	(2,794)	(129,163)	(14,362)	(44,636)	(774,959)	(1,541)
Write-offs	—	23,748	—	—	—	—	1,978	25,726	—
Transfers (i)	—	—	—	—	(163)	—	—	(163)	—
Exchange differences	—	2,773	(3,153)	—	8,804	—	5,567	13,991	—
Impairment	—	—	—	—	—	—	(8,612)	(8,612)	—
Balance as of June 30, 2026	—	(8,294,960)	(94,689)	(12,678)	(2,093,658)	(14,362)	(617,408)	(11,127,755)	(20,943)

Balance as of January 1, 2026	1,763,889	22,527,342	159,362	183,567	1,138,268	574,363	359,835	26,706,626	11,715
Balance as of June 30, 2026	1,723,251	22,639,317	156,925	170,445	989,812	560,001	378,302	26,618,053	10,345

(i)	The amount indicated in the transfer line includes R$ 796,627 transferred from contract assets, R$ 92,418 transferred to financial assets, R$ 2,865 for recoverable taxes, R$ 127 for other financial assets , and R$ 40,737 reclassified from fixed assets.

53

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, unless otherwise indicated)

8 Income taxes

a) Reconciliation of income tax and social contribution expenses:

	Parent Company				Consolidated
	Period of three months ended June 30,		Period of six months ended June 30,		Period of three months ended June 30,		Period of six months ended June 30,
	2026	2025	2026	2025	2026	2025	2026	2025
(Loss) profit before taxes	(389,137)	(786,271)	(1,139,029)	(1,914,946)	672,917	34,525	505,724	(854,340)
Income tax and social contribution at nominal rate (34%)	132,307	267,332	387,270	651,082	(228,792)	(11,739)	(171,946)	290,476
Adjustments for calculating the effective rate
Interest in earnings of investees (non-taxable income)	147,096	(15,937)	186,811	(227,223)	9,720	(254,608)	24,786	(635,407)
Differences in tax rates on earnings from operating profit	—	(10,903)	—	(10,903)	(7,636)	(11,946)	(111,903)	(50,693)
Granted income tax incentive	—	—	—	—	101,827	108,778	181,443	185,486
Interest on shareholders’ equity	—	—	—	—	(9,394)	(325)	(12,603)	(2,579)
Non-deductible expenses (donations, gifts, etc.)	—	—	—	—	(2,785)	301	(5,369)	(6,088)
Tax losses not recorded	(128,390)	(413,940)	(1,249,973)	(1,291,185)	(252,168)	(651,579)	(1,503,136)	(1,710,492)
Derivative	—	—	—	—	(3,017)	—	(4,820)	—
Selic on indebtedness	5,129	7,441	10,925	12,428	11,043	14,355	22,907	25,521
Rate differential (i)	—	—	—	—	(38,551)	29,641	(19,436)	54,146
Other	(87,503)	6,236	(99,855)	46,811	(66,414)	174,500	(63,874)	200,473
Income tax and social contribution (current and deferred)	68,639	(159,771)	(764,822)	(818,990)	(486,167)	(602,622)	(1,663,951)	(1,649,157)

Effective rate - %	(17.64)%	20.32%	67.15%	42.77%	(72.25)%	(1745.47)%	(329.02)%	193.03%

(i)	Difference in tax rate between the nominal rate of 34% and the effective rate applicable to entities that calculate the tax under the presumed profit regime.

54

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, unless otherwise indicated)

b) Deferred income tax assets and liabilities:

The tax effects of the temporary differences that give rise to significant portions of the Company's deferred tax assets and liabilities are presented below:

	Parent Company
	December 31, 2025	Impact on the profit or loss	June 30, 2026
Deferred tax assets from:
Temporary differences
Foreign exchange variation - Loans and borrowings	1,180,030	(560,211)	619,819
Provision for lawsuits	61,215	(3,748)	57,467
Provision for non- recoverability of taxes	2,580	—	2,580
Share-based payment transactions	25,933	(16,701)	9,232
Lease	1,916	(335)	1,581
Unrealized loss with derivatives	271,198	(246,094)	25,104
Provisions for profit sharing	15,638	(9,657)	5,981
Selic on undue payments	48,160	—	48,160
Other provisions	263,165	97,785	360,950
Other	23,156	(4,323)	18,833
Total	1,892,991	(743,284)	1,149,707

Deferred tax liabilities from:
Temporary differences
Securities and bonds	(31,434)	31,434	—
Effects on the formation of joint ventures	(33,776)	—	(33,776)
Provisions	(449,153)	—	(449,153)
Other	—	(50,239)	(50,239)
Total	(514,363)	(18,805)	(533,168)

Total deferred taxes recorded	1,378,628	(762,089)	616,539
Deferred tax assets	1,378,628	—	616,539
Total deferred, net	1,378,628	(762,089)	616,539

55

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, unless otherwise indicated)

	Consolidated
	December 31, 2025	Impact on the profit or loss	Other comprehensive income	Transactions with owners of the company	June 30, 2026
Deferred tax assets from:
Income taxes losses	1,777,782	192,260	—	—	1,970,042
Negative base of social contribution	590,380	80,341	—	—	670,721
Temporary differences
Foreign exchange variation - Loans and borrowings	1,366,606	(625,769)	—	—	740,837
Provision for lawsuits	257,691	(23,265)	—	—	234,426
Impairment	30,547	(4,853)	—	—	25,694
Post-employment benefit obligation	129,938	1,457	—	—	131,395
Provisions for uncertain tax credits and tax losses	53,662	325	—	—	53,987
Provision for non- recoverability of taxes	68,210	(6,469)	—	—	61,741
Share-based payment transactions	90,861	13,657	—	—	104,518
Lease	236,278	(29,128)	—	—	207,150
Unrealized loss with derivatives	696,110	(71,034)	—	—	625,076
Fair value adjustment on debts	32,268	(23,678)	—	—	8,590
Provisions for profit sharing	118,658	(45,448)	—	—	73,210
Business combination - Intangible assets	106,524	3,948	—	—	110,472
Business combination – Property, plant and equipment	1,854	—	—	—	1,854
Selic on undue payments	73,113	(3,176)	—	—	69,937
Other provisions	812,648	13,029	—	—	825,677
Deferred tax on pre-operating income	69,314	(8,823)	—	—	60,491
Useful life review	—	9,373	—	—	9,373
Other	170,404	40,138	—	81,020	291,562
Total	6,682,848	(487,115)	—	81,020	6,276,753

Deferred tax liabilities from:
Temporary differences
Exchange rate variation - Loans and borrowings	(24,778)	(85,567)	—	—	(110,345)
Useful life review	(839,880)	(117,593)	—	—	(957,473)
Business combination – fixed assets	(174,359)	7,127	—	—	(167,232)
Tax goodwill	(609,096)	35,022	—	—	(574,074)
Unrealized income with derivatives	(400,672)	(91,053)	—	—	(491,725)
Fair value adjustment on debt	(559,450)	(162,319)	—	—	(721,769)
Securities and bonds	(31,437)	31,437	—	—	—
Investment properties	(567,263)	35,955	—	—	(531,308)
Goods intended for sale	(11,906)	(48,395)	—	—	(60,301)
Capitalized interest	(272,598)	28,212	—	—	(244,386)
Effects on the formation of joint ventures	(33,776)	—	—	—	(33,776)
Business Combination – Intangible assets	(4,902,079)	144,410	—	—	(4,757,669)
Post-employment obligations	(4,815)	—	—	—	(4,815)
Lease	(11,101)	(3,845)	—	—	(14,946)
Provisions	(449,153)	—	—	—	(449,153)
Other	(211,842)	(321,541)	(24,107)	—	(557,491)
Total	(9,104,205)	(548,150)	(24,107)	—	(9,676,463)

Total deferred taxes recorded	(2,421,357)	(1,035,265)	(24,107)	81,020	(3,399,710)
Deferred tax assets	3,703,864	—	—	—	2,956,136
Deferred tax liabilities	(6,125,221)	—	—	—	(6,355,846)
Total deferred, net	(2,421,357)	—	—	—	(3,399,710)

56

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, unless otherwise indicated)

c) Uncertainties regarding the treatment of income tax

The Company is engaged in administrative and judicial discussions with the tax authorities in Brazil regarding certain interpretations and positions adopted in the calculation of Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”). The final determination of these issues is uncertain and may be influenced by factors beyond the Company's control, such as changes in case law and modifications to tax legislation.

In accordance with ICPC 22 (IFRIC 23) - Uncertainty Regarding the Treatment of Income Taxes, the Company assesses, for each uncertain tax position, whether it is probable that the tax authority will accept the treatment adopted or planned in the calculation of taxes.

Only in cases where the Company concludes that acceptance of the tax treatment by the competent authority is unlikely are the effects of uncertainty recognized, based on the best method for predicting the resolution of the issue — either the most probable value or the expected value.

The tax positions adopted by the Company are supported by opinions from specialized legal advisors. The Company is subject to review by the tax authorities regarding income tax for a period of up to ten years, depending on the jurisdiction in which it operates.

As of June 30, 2026, the total amount of assessed values under discussion with the tax authorities regarding these matters, where the tax authority is likely to accept the uncertain tax treatment, was R$ 1,556,375 at the Parent Company (R$ 1,509,117 as of December 31, 2025) and R$  6,130,754 at the Consolidated (R$ 6,859,878 as of December 31, 2025).

Regarding probable tax contingencies, the Company has tax assessments issued by the Brazilian Federal Revenue Service and judicial proceedings related to: (a) disallowance of amortization of goodwill expenses based on expected future profitability arising from corporate transactions; (b) capital gain on the sale of an equity interest; (c) labor provisions; and (d) rectification of offsetting declarations due to partial restitution of credits subject to the offset request.

9 Provision for legal claims and deposits

a) Judicial deposits and probable losses:

	Judicial deposits
	Parent Company		Consolidated
	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
Tax	320,648	324,792	792,154	769,351
Civil, environmental and regulatory	17,306	15,707	198,571	182,809
Labor	10,751	11,405	117,745	120,822
Total	348,705	351,904	1,108,470	1,072,982

	Probable losses (Parent Company)
	Tax	Civil, environmental and regulatory	Labor	Total
Balance as of December 31, 2025	204,827	55,721	34,627	295,175
Provisioned in the year	538	2,872	201	3,611
Write-offs by reversal / payment	(22,619)	(3,619)	(2,315)	(28,553)
Interest (i)	(15,730)	3,028	(288)	(12,990)
Balance as of June 30, 2026	167,016	58,002	32,225	257,243

57

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, unless otherwise indicated)

	Probable losses (Consolidated)
	Tax	Civil, environmental and regulatory	Labor	Total
Balance as of December 31, 2025	694,524	907,205	456,393	2,058,122
Provisioned in the year	41,553	66,965	71,017	179,535
Write-offs by reversal / payment	(71,517)	(166,361)	(58,769)	(296,647)
Transfer	—	10,444	—	10,444
Interest (i)	1,737	91,655	53,598	146,990
Balance as of March 31, 2026	666,297	909,908	522,239	2,098,444

(i)	Includes interest rate reduction due to reversal.

The Company has debts secured by assets or through cash deposits, bank guarantees, or surety bonds.

The Company holds additional indemnification claims beyond those mentioned, which, being considered probable, were not recorded as they represent contingent assets.

Tax

The main tax litigation cases for which the risk of loss is considered likely are described below:

	Parent Company		Consolidated
	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
Compensation with FINSOCIAL	—	—	358,805	351,539
INSS	87,955	85,630	121,337	117,264
ICMS credit	27,386	55,432	78,237	104,889
PIS and COFINS	1,520	5,253	2,843	6,081
IPI	14,694	23,449	14,694	23,449
Other	35,461	35,063	90,381	91,302
Total	167,016	204,827	666,297	694,524

58

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, unless otherwise indicated)

Labor

The Company and its subsidiaries are named as defendants in several labor lawsuits filed by former employees and outsourced service providers. The claims include demands for additional compensation and various types of damages.

Additionally, the Company is a party to public civil actions filed by the Labor Prosecutor's Office, related to alleged violations of labor standards, working conditions, and the work environment. Regarding the allegations found to be valid, the Company has entered into Settlement Agreements (“TACs”) with the competent authorities.

Civil, Environmental and Regulatory

The Company and its subsidiaries are parties to several indemnification lawsuits, public civil actions, and administrative proceedings. Individually, these proceedings are not considered significant, and, based on the assessment of its legal advisors, the risk of loss is classified as probable.

b) Possible losses

The following describes the main legal claims for which the risk of loss is considered possible:

	Parent Company		Consolidated
	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
Tax	3,348,504	3,365,322	9,039,117	8,392,969
Civil	761,205	708,679	3,242,409	3,227,973
Environmental	62,660	61,183	1,684,564	1,618,201
Regulatory	782	744	2,114,461	2,018,722
Labor	31,696	15,513	810,770	814,364
Total	4,204,847	4,151,441	16,891,321	16,072,229

Tax

	Parent Company		Consolidated
	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
Isolated fine - Federal tax	—	—	877,561	856,908
ICMS -Tax on circulation of goods	1,310,028	1,278,584	3,274,284	3,021,717
IRRF	—	—	950,954	925,890
PIS and COFINS	1,188,704	1,164,986	2,360,037	1,888,292
MP 470 installment of debts	287,745	281,285	287,745	281,285
Stock Grant Plan	—	—	34,247	33,387
IOF on loans	—	—	55,068	68,168
Reward credit compensation	164,962	162,357	164,962	162,357
IPI - Tax on industrialized products	91,250	179,205	229,206	381,282
INSS	126,929	124,993	214,965	209,118
IPTU - Urban Property Tax	—	—	152,589	143,077
Other	178,886	173,912	437,499	421,488
Total	3,348,504	3,365,322	9,039,117	8,392,969

(i)	The main activity that occurred in the 2026 fiscal year is related tax litigation involving the disallowance by the tax authorities of PIS and COFINS tax credits recognized by subsidiaries as a result of the exclusion of ICMS from their respective calculation bases. The risk of loss associated with these proceedings is assessed as possible.

59

Notes to the condensed interim financial statement
(In thousands of Brazilian reais - R$, unless otherwise indicated)

10 Shareholder's equity

As of June 30, 2026, treasury shares moved as follows:

Parent Company
Quantity as of January 1, 2025	7,142,335
Action program exercise (Note 16)	(5,472,680)
Repurchase (i)	52,611,312
Sale (ii)	(32,076,500)
Quantity as of June 30, 2026	22,204,467

(i)	In January 2026, the Company repurchased shares of its own issuance for a total amount of R$ 270,533, at an average cost of R$ 5.14 per share.
(ii)	In March 2026, the Company sold shares of its own issuance for a total value of R$ 54,026, at an average cost of R$ 5.32 per share. Additionally, in April 2026, the Company sold shares of its own issuance for a total value of R$ 118,480, at an average cost of R$ 5.41 per share.
11 Earnings per share

The following table shows the calculation of the result per share (in thousands of reais, except for the values per share).

Basic and diluted – Continuous operation	Period of three months ended June 30,		Period of six months ended June 30,
	2026	2025	2026	2025
Loss attributable to holders of common share of the Company used in the calculation of basic earnings per share	(320,498)	(946,042)	(1,903,851)	(2,733,936)
Diluting effect of the share-based plan of subsidiaries	(177)	(59)	(199)	(59)
Profit or loss attributable to holders of common share of the Company used in the calculation of diluted earnings per share	(320,675)	(946,101)	(1,904,050)	(2,733,995)

Weighted average of the number of common shares in circulation – basic (in thousands of shares)
Basic	3,936,473	1,858,658	3,926,115	1,858,651
Share repurchases	—	(410)	—	(410)
Diluted	3,936,473	1,858,248	3,926,115	1,858,241

Loss per share
Basic	R$(0.08)	R$(0.51)	R$(0.48)	R$(1.47)
Diluted	R$(0.08)	R$(0.51)	R$(0.48)	R$(1.47)

Anti-dilution instruments: assets share-based payment plans were analyzed for the calculation of diluted earnings per share. However, these actions did not impact the calculation of diluted earnings per share for the six-month period ended June 30, 2026, as their potential effect would be to increase earnings per share (or reduce loss per share), thus characterizing them as anti-dilution instruments.

60

Notes to the condensed interim financial statement
(In thousands of Brazilian reais - R$, unless otherwise indicated)

12 Net sales

The following table demonstrates the breakdown of gross revenue from the sale of products and services by the Company:

	Consolidated
	Period of three months ended June 30,		Period of six months ended June 30,
	2026	2025	2026	2025
Gross revenue from the sale of products and services	12,785,352	11,957,826	23,057,912	23,083,341
Construction revenue	483,917	364,324	843,116	668,454
Indirect taxes and other deductions	(2,493,338)	(1,844,498)	(4,096,297)	(3,611,542)
Net sales	10,775,931	10,477,652	19,804,731	20,140,253

13 Costs and expenses by nature

Expenses are presented in the income statement by function. The reconciliation of revenues, costs, and expenses by nature/purpose is as follows:

	Parent Company				Consolidated
	Period of three months ended June 30,		Period of six months ended June 30,		Period of three months ended June 30,		Period of six months ended June 30,
	2026	2025	2026	2025	2026	2025	2026	2025
Raw materials	—	—	—	—	(1,787,356)	(1,624,440)	(3,558,106)	(3,350,139)
Commodity cost (natural gas)	—	—	—	—	(2,003,519)	(2,608,667)	(3,534,106)	(5,399,586)
Railroad transport and port elevation expenses	—	—	—	—	(881,291)	(808,728)	(1,673,740)	(1,436,481)
Other transport	—	—	—	—	(140,018)	(174,132)	(253,548)	(252,187)
Depreciation and amortization	(5,427)	(5,079)	(10,823)	(9,792)	(996,132)	(994,855)	(1,967,528)	(1,960,208)
Personnel expenses	(9,652)	(61,989)	(25,839)	(116,086)	(874,428)	(815,054)	(1,693,155)	(1,594,180)
Construction cost	—	—	—	—	(483,917)	(364,325)	(843,116)	(668,454)
Third-party services expenses	(10,541)	(15,416)	(29,113)	(28,576)	(244,519)	(221,171)	(468,621)	(396,724)
Business expenses	(7)	(5)	(18)	(18)	(8,614)	(128,509)	(10,203)	(231,192)
Cost of properties sold	—	—	—	—	—	(22,677)	—	(31,840)
Other	(15,091)	4,875	(20,864)	18,921	(466,284)	(220,100)	(828,199)	(428,661)
	(40,718)	(77,614)	(86,657)	(135,551)	(7,886,078)	(7,982,658)	(14,830,322)	(15,749,652)

Cost of sales	—	—	—	—	(6,747,101)	(6,881,505)	(12,700,120)	(13,673,411)
Selling expenses	—	—	—	—	(488,712)	(457,529)	(932,526)	(897,585)
General and administrative expenses	(40,718)	(77,614)	(86,657)	(135,551)	(650,265)	(643,624)	(1,197,676)	(1,178,656)
Total	(40,718)	(77,614)	(86,657)	(135,551)	(7,886,078)	(7,982,658)	(14,830,322)	(15,749,652)

61

Notes to the condensed interim financial statement
(In thousands of Brazilian reais - R$, unless otherwise indicated)

14  Other operating income (expenses), net
	Parent Company				Consolidated
	Period of three months ended June 30,		Period of six months ended June 30,		Period of three months ended June 30,		Period of six months ended June 30,
	2026	2025	2026	2025	2026	2025	2026	2025
Tax credits	—	113	—	113	10,171	(491)	10,171	2,489
Change in fair value of investment properties (Note 11.5)	—	—	—	—	(113,173)	—	(113,173)	—
Result on disposals and write-offs of fixed and intangible assets	—	—	—	—	7,258	(647)	27,612	(35,612)
Gain previously recognized in other comprehensive comprehensive income reclassified to profit or loss upon disposal of investment	—	—	—	206,388	—	—	—	206,388
Net effect of provisions for legal proceedings , legal claims, recoverables and tax installments	(6,341)	(18,333)	(11,478)	(53,921)	(7,096)	(58,515)	(89,297)	(143,507)
Agreement on the assumption of rights and obligations	3,501	3,137	(31,581)	(4,022)	(15,954)	—	(15,954)	—
Result of commercial operations	—	—	—	—	143,666	100,747	468,021	494,895
Net impairment loss	(233,000)	—	(233,000)	—	(401,383)	(397,531)	(569,487)	(683,139)
Loss of profits and material damages of fixed assets	—	—	—	—	89	514,372	167	514,372
Other	(11,097)	7,158	(4,277)	17,443	(17,451)	(66,672)	(45,088)	(26,101)
	(246,937)	(7,925)	(280,336)	166,001	(393,873)	91,263	(327,028)	329,785

(i)	This refers to the contractual agreement with the supplier due to the use of the minimum required quantity stipulated in the contract, for which the Company was compensated, as well as the result of financial settlement arising from a load optimization transaction of certain commercial contracts, within the scope of executing the commercial strategy in the ordinary course of its business.

(ii)

Extreme climate events that occurred during the second quarter of 2024 caused significant damage to the railway infrastructure of Rumo Malha Sul S.A. In 2026, the persistence of impairment indicators was identified, leading to the full recognition of the investments made during the period as an impairment loss related to the railway concession asset, amounting to R$336,487. Additionally, at the parent company level, the impairment assessment of the assets and liabilities held for sale of TUP Porto São Luís S.A. was updated. Fair value was revised by R$233,000 based on the binding offer received.

62

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, unless otherwise indicated)

15 Financial result

The breakdown of finance income and finance costs is as follows:

	Parent Company				Consolidated
Period of three months ended June 30,			Period of six months ended June 30,		Period of three months ended June 30,		Period of six months ended June 30,
	2026	2025	2026	2025	2026	2025	2026	2025
Cost of gross debt
Interest on debt	(447,230)	(520,472)	(922,620)	(1,025,453)	(1,831,587)	(1,577,833)	(3,505,540)	(3,310,838)
Interest on the obligation to repurchase shares of subsidiaries	(145,829)	—	(290,537)	—	(145,829)	—	(290,383)	—
Monetary and exchange rate variation	—	172,588	101,049	824,777	94,495	797,799	766,330	2,600,536
Derivatives and fair value measurement	(31,681)	(384,881)	(513,973)	(1,490,851)	(237,549)	(1,088,047)	(1,394,825)	(3,112,427)
Amortization of borrowing costs	(20,876)	(6,255)	(57,425)	(77,266)	(51,342)	(37,183)	(377,354)	(382,026)
Discounts obtained from financial operations	—	—	—	—	—	(8,541)	—	186,681
Guarantees and warranties	—	—	—	—	(4,388)	(4,142)	(8,435)	(8,656)
	(645,616)	(739,020)	(1,683,506)	(1,768,793)	(2,176,200)	(1,917,947)	(4,810,207)	(4,026,730)
Income from financial investments and exchange rate in cash and cash equivalents	274,739	108,448	588,517	273,776	677,444	562,509	1,407,892	1,188,563
Changes in fair value of investments in listed entities	—	(17,288)	12,546	5,415	—	(17,288)	12,546	5,415
	274,739	91,160	601,063	279,191	677,444	545,221	1,420,438	1,193,978

Cost of debt, net	(370,877)	(647,860)	(1,082,443)	(1,489,602)	(1,498,756)	(1,372,726)	(3,389,769)	(2,832,752)

Other charges and monetary variations
Interest on other receivables	11,315	13,162	14,802	39,733	328,603	164,067	545,661	330,760
Update of other financial assets	(104,922)	—	(208,583)	—	(104,922)	—	(208,737)	—
Leases and concessions agreements	—	—	—	—	(144,624)	(131,108)	(279,216)	(245,312)
Interest on leases	(440)	(628)	(912)	(1,290)	(168,492)	(158,692)	(328,283)	(317,646)
Interest on shareholder's equity	—	—	—	—	(21,996)	(8,806)	(22,189)	(9,420)
Interest on contingencies and contracts	(11,766)	2,268	(16,696)	(39,149)	(126,365)	(104,014)	(307,401)	(292,417)
Interest on sectorial assets and liabilities	—	—	—	—	(7,209)	(29,678)	(30,391)	(51,336)
Bank charges and other	(5,441)	(7,724)	(17,790)	(23,045)	(42,315)	(37,436)	(78,142)	(76,778)
Foreign exchange, net	(51,985)	(13,078)	(9,859)	236,259	(65,574)	(124,494)	(116,090)	(210,982)
	(163,239)	(6,000)	(239,038)	212,508	(352,894)	(430,161)	(824,788)	(873,131)

Financial result, net	(534,116)	(653,860)	(1,321,481)	(1,277,094)	(1,851,650)	(1,802,887)	(4,214,557)	(3,705,883)

Reconciliation
Finance expense	(824,441)	(623,490)	(1,715,447)	(1,387,451)	(2,751,969)	(2,060,943)	(5,600,142)	(4,774,585)
Finance income	299,739	111,488	645,201	336,030	1,068,527	716,707	2,085,203	1,754,607
Exchange variation, net	22,267	421,118	304,159	1,500,402	81,393	794,492	783,911	2,588,455
Derivatives	(31,681)	(562,976)	(555,394)	(1,726,075)	(249,601)	(1,253,143)	(1,483,529)	(3,274,360)
Financial result, net	(534,116)	(653,860)	(1,321,481)	(1,277,094)	(1,851,650)	(1,802,887)	(4,214,557)	(3,705,883)

63

Notes to the condensed interim financial statement

(In thousands of Brazilian reais - R$, unless otherwise indicated)

16 Share-based payment

a) Movement during the period

The movement in the number of outstanding awards is as follows:

	Parent Company	Consolidated
Balance as of December 31, 2025	12,301,070	19,624,296
Granted	—	2,196,870
Canceled	(2,071,681)	(2,275,826)
Exercised	(5,472,680)	(5,579,130)
Balance as of June 30, 2026	4,756,709	13,966,210

b) Expense recognized in the result

Share-based compensation expenses included in the income statement for the period ended June 30, 2026, were R$ 41,188 (R$ 44,618 as of June 30, 2025).

17 Subsequent events

Rumo - Debenture Issuance

On July 27, 2026, the subsidiary Rumo S.A. issued the third series of its 18th debenture issuance with BNDES, in the amount of R$ 500,000. The debt bears interest at IPCA plus 8.34% per annum and has a 15-year maturity.

Total Spin-off of Radar II Propriedades Agrícolas S.A.

On August 14, 2026, Cosan's Board of Directors approved the proposed total spin-off of Radar II Propriedades Agrícolas S.A. ("Radar II"), resulting in the dissolution of Radar II and the merger of the portions of Radar II's shareholders' equity, comprising all of its assets, liabilities, rights, obligations, and equity interests in the special purpose entities (the "Spun-Off Net Equity"), into Cosan and into Mansilla Participações Ltda. ("Mansilla"), at book value and in proportion to their respective equity interests held in Radar II (50% each). The effectiveness of the transaction is conditioned upon approval by the Extraordinary General Meeting of Radar II, the Extraordinary General Meeting of Cosan, and the quotaholders' meeting of Mansilla, and the transaction is expected to take effect on October 1, 2026. Cosan's merger of the portion of Radar II's shareholders' equity will not result in an increase in capital stock, an issuance of new shares, or a change in the Company's shareholders' equity. The transaction is being structured at book value and on a tax-neutral basis.

Disposal of the TUP Porto São Luís

On August 13, 2026, the Company formalized a letter of intent to sell its equity interest in Terminal de Uso Privado Porto São Luís S.A. The proposal provides for a period of negotiation and execution of the definitive agreement and contemplates a purchase price of R$300,000, to be paid on the transaction closing date. Accordingly, the Company recognized, in the period ended June 30, 2026, an adjustment to the impairment of assets and liabilities held for sale in the amount of R$233,000 (Note 14).

64

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2026

COSAN S.A.
By:	/s/ Rafael Bergman
Name: Rafael Bergman
Title: Chief Financial Officer